Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Rogers Reports Third Quarter 2008 Financial and Operating Results

            <<
              Consolidated Revenue Grows 14% to $3.0 Billion, Adjusted Operating
             Profit Increases 4% to $1.0 Billion, and Net Income Increases 84% to
                                        $495 Million;

                Solid Liquidity Position Further Strengthened with Successful
                       US$1.75 Billion Investment Grade Debt Offering;

            Wireless Net Subscriber Additions of 239,000 with Continued Growth in
                     ARPU and Reductions in Churn, Cable Operations adds
               160,000 Net Additions of Revenue Generating Units on its Cable
                   Facilities and Drives Further Margin Expansion to 41.7%;

               Strong Apple iPhone Sales of Approximately 255,000 Units Drive
                       Higher Wireless Acquisition and Retention Costs
            >>

            TORONTO, Oct. 28 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2008.

            <<
            Financial highlights are as follows:

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             per share amounts)    2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Operating revenue   $ 2,982  $ 2,611       14  $ 8,394  $ 7,436       13
            Operating profit(1)   1,085      986       10    3,176    2,215       43
            Net income              495      269       84    1,140      383      198
            Net income per
             share:
              Basic             $  0.78  $  0.42       86  $  1.79  $  0.60      198
              Diluted              0.78     0.42       86     1.79     0.60      198

            As adjusted:(2)
              Operating
               profit(1)        $ 1,025  $   984        4  $ 3,092  $ 2,728       13
              Net income            465      268       74    1,096      753       46
              Net income per
               share:
                Basic           $  0.73  $  0.42       74  $  1.72  $  1.18       46
                Diluted            0.73     0.42       74     1.72     1.17       47
            -------------------------------------------------------------------------

            (1) Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles ("GAAP"). See the section entitled "Reconciliation of Net
                Income to Operating Profit and Adjusted Operating Profit for the
                Period" for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian
                GAAP and the section entitled "Key Performance Indicators and Non-
                GAAP Measures".
            (2) For details on the determination of the 'as adjusted' amounts, which are non-GAAP measures, see the sections entitled "Supplementary
                Information" and "Key Performance Indicators and Non-GAAP Measures".
                The 'as adjusted' amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The 'as adjusted'
                amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation (recovery) expense; (iii)
                integration and restructuring expenses; (iv) an adjustment for
                Canadian Radio-television and Telecommunications Commission ("CRTC")
                Part II fees related to prior periods; and (v) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt and the related income tax impact of the above amounts.

            Highlights of the third quarter of 2008 include the following:

            -   Generated continued double-digit growth in quarterly revenue of 14%, while net income increased to $495 million (or to $465 million on an adjusted basis), and adjusted operating profit less interest expense and PP&E additions was steady at $442 million.

            -   Wireless subscriber net additions totalled 239,000, with postpaid net additions of 191,000. Postpaid monthly ARPU (average revenue per user) increased 4% year-over-year to $78.46 driven in part by the 38%
                growth in data revenue to $253 million, representing 16.5% of network revenue.

            -   Wireless launched the Apple iPhone 3G in Canada on July 11, 2008 and activated approximately 255,000 of the devices during the quarter.
                Approximately one-third of these activations were to subscribers new to Wireless with the other two-thirds being to existing Rogers
                Wireless subscribers who upgraded to the iPhone and committed to new term contracts. The vast majority of iPhone subscribers have attached both voice and monthly data packages and are generating monthly ARPU considerably above the monthly ARPU generated from Wireless' overall subscriber base. The initial sales volumes of this device drove significantly higher acquisition and retention costs at Wireless.

            -   Canada's Advanced Wireless Services ("AWS") wireless spectrum auction ended on July 21, 2008 following 39 days and 331 rounds of bidding with bids totalling $4.25 billion. Wireless was the only carrier to successfully acquire 20 MHz of spectrum across all
                13 provinces/territories with winning bids that totalled
                approximately $1.0 billion, or approximately $1.67/MHz/pop.

            -   Cable's Internet subscriber base grew during the quarter by 29,000 to
                1.6 million, and digital cable households increased by 58,000 to reach 1.5 million of which more than 500,000 households now receive high-definition television ("HDTV") services. Cable ended the quarter with 800,000 residential voice-over-cable telephony subscriber lines, reflecting net additions of 55,000 lines for the quarter, of which approximately 23,000 were migrations from the circuit-switched platform. This brings the total penetration of cable telephony customers to 35% of basic cable subscribers up from 26% at
                September 30, 2007.

            -   Independent research firm comScore Inc. found Rogers Hi-Speed
                Internet to be the fastest and most reliable Internet access service for residential customers in the Greater Toronto Area. The results, which were based on over 120,000 network speed tests conducted over a four month period in early 2008, showed that the Rogers Hi-Speed
                Internet product delivers faster speeds across all service tiers when compared to Cable's primary DSL competitor.

            -   Media successfully re-branded the recently acquired channel m television station in Vancouver to OMNI BC and launched two new OMNI stations in Edmonton and Calgary. OMNI's multilingual/multicultural television stations now cover all major markets across Canada and reach approximately 75% of the country's ethnic population. On
                July 31, 2008, Media also completed the acquisition of the remaining two-thirds interest in Outdoor Life Network ("OLN") that it did not already own, which joins Media's other specialty television assets, including Sportsnet, The Biography Channel, G4TechTV and The Shopping
                Channel.

            -   Rogers successfully closed US$1.75 billion investment grade debt offerings on August 6, 2008, consisting of US$1.4 billion of 6.8%
                Senior Notes due 2018, and US$350 million 7.5% Senior Notes due 2038.
                Proceeds of the offerings were used in part to fund the $1.0 billion purchase of 20 MHz of national spectrum in the recently concluded AWS auction.

            -   Rogers had, at September 30, 2008, approximately $1.8 billion available credit under its $2.4 billion committed bank credit facility that matures in July 2013, which, along with no debt maturities until May 2011, combines to provide a position of substantial liquidity.

            -   Rogers purchased for cancellation 3,077,400 outstanding Class B Non-
                Voting shares during the quarter for $96.7 million under Board approval to repurchase up to $300 million of outstanding shares.
            >>

            "The double-digit revenue growth and continued healthy level of subscriber additions that Rogers generated in the third quarter reflect the quality and utility of our service offerings in the face of an increasingly challenging economic backdrop which we are well financed to endure," said Ted
Rogers, President and CEO of Rogers Communications Inc. "The results for the quarter also clearly reflect the substantial and very successful investment
Rogers has made to bring Apple's iPhone 3G to more than a quarter million
Canadians over a very short period of time. While the upfront cost associated with adding this many iPhone subscribers so rapidly is high, it is an investment that we expect will provide considerable returns in the form of higher revenue per customer and lower churn in subsequent periods."
            This management's discussion and analysis ("MD&A"), which is current as of October 27, 2008, should be read in conjunction with our Third Quarter 2008
Interim Unaudited Consolidated Financial Statements and Notes thereto, our
2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements
and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles
("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2007 Annual Audited Consolidated
Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended December 31, 2007.

            In this MD&A, the terms "we", "us", "our", "Rogers" and "the Company"
refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

            <<
            -   "Wireless", which refers to our wireless communications operations, including Rogers Wireless Partnership ("RWP") and Fido Solutions
                Inc.;

            -   "Cable" (formerly "Cable and Telecom"), which refers to our wholly-
                owned cable television subsidiaries, including Rogers Cable
                Communications Inc. ("RCCI"); and

            -   "Media", which refers to our wholly-owned subsidiary Rogers Media
                Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 53 radio stations, the Citytv television network, the
                Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including
                Biography, G4TechTV and Outdoor Life Network; Rogers Publishing,
                which publishes approximately 70 magazines and trade journals; and
                Rogers Sports Entertainment, which owns the Toronto Blue Jays
                Baseball Club ("Blue Jays") and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.
            >>

            "RCI" refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.
            Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

            <<
            SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             per share amounts)    2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------
            Operating revenue
              Wireless          $ 1,727  $ 1,442       20  $ 4,680  $ 4,037       16
              Cable
                Cable Operations    724      657       10    2,137    1,923       11
                RBS                 131      140       (6)     394      431       (9)
                Rogers Retail       108      104        4      300      288        4
                Corporate items
                 and eliminations    (2)      (2)       -       (7)      (7)       -
            -------------------------------------------------------------------------
                                    961      899        7    2,824    2,635        7
              Media                 386      339       14    1,102      953       16
              Corporate items
               and eliminations     (92)     (69)      33     (212)    (189)      12
            -------------------------------------------------------------------------
            Total                 2,982    2,611       14    8,394    7,436       13
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Adjusted operating
             profit (loss)(1)
              Wireless              693      686        1    2,167    1,931       12
              Cable
                Cable Operations    302      256       18      873      733       19
                RBS                  12        7       71       45        4      n/m
                Rogers Retail         4        2      100        2       (1)     n/m
            -------------------------------------------------------------------------
                                    318      265       20      920      736       25
              Media                  43       46       (7)      96      110      (13)
              Corporate items
               and eliminations     (29)     (13)     123      (91)     (49)      86
            -------------------------------------------------------------------------
            Adjusted operating
             profit(1)            1,025      984        4    3,092    2,728       13
            Stock option plan
             amendment(2)             -        -      n/m        -     (452)     n/m
            Stock-based
             compensation
             recovery (expense)(2)   62      (11)     n/m      125      (58)     n/m
            Integration and
             restructuring
             expenses(3)             (2)      (5)     (60)     (10)     (21)     (52)
            Adjustment for CRTC
             Part II fees
             decision(4)              -       18      n/m      (31)      18      n/m
            -------------------------------------------------------------------------
            Operating profit(1)   1,085      986       10    3,176    2,215       43
            Other income and
             expense, net(5)        590      717      (18)   2,036    1,832       11
            -------------------------------------------------------------------------
            Net income          $   495  $   269       84  $ 1,140  $   383      198
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Net income per
             share:
              Basic             $  0.78  $  0.42       86  $  1.79  $  0.60      198
              Diluted              0.78     0.42       86     1.79     0.60      198

            As adjusted:(1)
              Net income        $   465  $   268       74  $ 1,096  $   753       46
              Net income per
               share:
                Basic           $  0.73  $  0.42       74  $  1.72  $  1.18       46
                Diluted            0.73     0.42       74     1.72     1.17       47

            Additions to
             property, plant and
             equipment
             ("PP&E")(1)
              Wireless          $   205  $   164       25  $   619  $   570        9
              Cable
                Cable Operations    187      176        6      493      464        6
                RBS                  11       18      (39)      25       58      (57)
                Rogers Retail         5        5        -       12       12        -
            -------------------------------------------------------------------------
                                    203      199        2      530      534       (1)
              Media                  11       27      (59)      49       45        9
              Corporate              17        7      143       40       23       74
            -------------------------------------------------------------------------
            Total               $   436  $   397       10  $ 1,238  $ 1,172        6
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Supplementary Information" and
                "Key Performance Indicators and Non-GAAP Measures".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs incurred relate to the integration of Call-Net Enterprises Inc.
                ("Call-Net") and Futureway Communications Inc. ("Futureway"), the
                restructuring of Rogers Business Solutions ("RBS") and the closure of certain Rogers Retail stores.
            (4) Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled "Government Regulation and
                Regulatory Developments" for further details.
            (5) See the section entitled "Reconciliation of Net Income to Operating
                Profit and Adjusted Operating Profit for the Period".
            n/m: not meaningful.
            >>

            For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

            <<
            Reconciliation of Net Income to Operating Profit and Adjusted Operating
            Profit for the Period
            >>

            The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian
GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the "Supplementary Information" section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the
Unaudited Interim Consolidated Financial Statements entitled "Segmented
Information".

            <<
            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars)              2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Net income          $   495  $   269       84  $ 1,140  $   383      198
            Income tax expense       14      166      (92)     337      165      104
            Other expense
             (income), net          (12)      10      n/m      (25)       6      n/m
            Change in the fair
             value of derivative
             instruments            (20)       5      n/m      (21)      31      n/m
            Loss on repayment of
             long-term debt           -        -      n/m        -       47      n/m
            Foreign exchange
             loss (gain)             16       (1)     n/m       22      (53)     n/m
            Debt issuance costs      16        -      n/m       16        -      n/m
            Interest on
             long-term debt         147      140        5      418      441       (5)
            -------------------------------------------------------------------------
            Operating income        656      589       11    1,887    1,020       85
            Depreciation and
             amortization           429      397        8    1,289    1,195        8
            -------------------------------------------------------------------------
            Operating profit      1,085      986       10    3,176    2,215       43
            Stock option plan
             amendment                -        -      n/m        -      452     (100)
            Stock-based
             compensation
             (recovery) expense     (62)      11      n/m     (125)      58      n/m
            Integration and
             restructuring expenses   2        5      (60)      10       21      (52)
            Adjustment for CRTC
             Part II fees decision    -      (18)    (100)      31      (18)     n/m
            -------------------------------------------------------------------------
            Adjusted operating
             profit             $ 1,025  $   984        4  $ 3,092  $ 2,728       13
            -------------------------------------------------------------------------
            >>

            Net Income and Net Income Per Share

            We recorded net income of $495 million and $1,140 million for the three and nine months ended September 30, 2008, respectively, or basic and diluted earnings per share of $0.78 and $1.79, respectively, compared to net income of
$269 million and $383 million, or basic and diluted earnings per share of
$0.42 and $0.60, in the corresponding periods in 2007.

            Income Tax Expense

            Due to our non-capital loss carryforwards, our income tax expense for the three and nine months ended September 30, 2008 and 2007 substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rates for the three and nine months ended September 30,
2008 were 2.8% and 22.8%, respectively. The effective income tax rates differed from the 2008 statutory income tax rate of 32.7% primarily due to an income tax credit of $65 million recorded in respect of the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future
Ontario income taxes over the next five years. In addition, during the three months ended September 30, 2008, we recorded a future income tax recovery of
$48 million primarily relating to a net decrease in the valuation allowance recorded in respect of realized and unrealized capital losses. The effective income tax rates for the three and nine months ended September 30, 2007 were
38.2% and 30.1%, respectively. The effective income tax rate for the three months ended September 30, 2007 differed from the 2007 statutory income tax rate of 35.2% primarily due to a future income tax charge recorded for a reduction in our future tax assets to reflect a decrease in the estimated income tax rate that will apply on the utilization of our income tax losses.
The effective income tax rate for the nine month period ended September 30,
2007 differed from the 2007 statutory income tax rate of 35.2% primarily due to the $25 million future income tax recovery recorded with respect to the
Videotron Ltee termination payment to reverse a charge recorded by us in 2006
(see Note 7 of our 2007 Annual Audited Consolidated Financial Statements). In
addition, in 2007 we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options.

            <<
            -------------------------------------------------------------------------
                                           Three months ended     Nine months ended
                                         --------------------------------------------
            (In millions of dollars)      September  September  September  September
                                           30, 2008   30, 2007   30, 2008   30, 2007
            -------------------------------------------------------------------------
            Statutory income tax rate          32.7%      35.2%      32.7%      35.2%
            -------------------------------------------------------------------------

            Income before income taxes    $     509  $     435  $   1,477  $     548

            Income tax expense at statutory
             income tax rate on income
             before income taxes          $     166  $     153  $     483  $     193
            Increase (decrease) in income
             taxes resulting from:
              Ontario harmonization credit      (65)         -        (65)         -
              Stock-based compensation            -          -          -        (19)
              Videotron Ltee termination
               payment                            -          -          -        (25)
              Change in the valuation
               allowance for future
               income taxes                     (48)         -        (45)         -
              Change in estimated
               applicable income
               tax rate                         (21)        12        (22)        26
              Other items                       (18)         1        (14)       (10)
            -------------------------------------------------------------------------

            Income tax expense            $      14  $     166  $     337  $     165
            -------------------------------------------------------------------------

            Effective income tax rate           2.8%      38.2%      22.8%      30.1%
            -------------------------------------------------------------------------
            >>

            Debt Issuance Costs

            We recorded debt issuance costs of $16 million during the three and nine months ended September 30, 2008, due to the fees and expenses incurred in connection with the US$1.75 billion investment grade debt offerings that were closed on August 6, 2008.

            Change in Fair Value of Derivative Instruments

            The changes in fair value of the derivative instruments in the three and nine months ended September 30, 2008 were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar related to the cross-currency interest rate exchange agreements hedging the US$350 million
Senior Notes due 2038, that have not been designated as hedges for accounting purposes.

            Foreign Exchange Loss (Gain)

            During the three months ended September 30, 2008, the Canadian dollar weakened by 4.1 cents versus the U.S. dollar resulting in a foreign exchange loss of $16 million, primarily related to our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During the nine months ended September 30, 2008, the Canadian dollar weakened by 7.2 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $22 million. During the corresponding periods of 2007, the Canadian dollar strengthened by 6.7 cents and 16.9 cents, respectively, versus the U.S.
dollar. This resulted in foreign exchange gains of $1 million and $53 million, respectively, during the three and nine months ended September 30, 2007 primarily related to our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes.

            Interest on Long-Term Debt

            The $7 million increase in interest expense for the three months ended
September 30, 2008, compared to the corresponding period of the prior year, is due to the $1.1 billion net increase in long term debt at September 30, 2008 compared to September 30, 2007, including the impact of cross-currency interest rate exchange agreements, and including the August 2008 issuance of
US$1.75 billion aggregate principal amount of Senior Notes, offset by the decrease in our bank credit facility. The net increase in our long term debt was largely due to the payment of an aggregate $1.0 billion for the acquisition of spectrum licenses in the AWS spectrum auction, primarily in the latter part of the quarter.
            The $23 million decrease in interest expense for the nine months ended
September 30, 2008, compared to the corresponding period of the prior year, primarily reflects the reduction in the average interest rate on our long term debt for the nine months ended September 30, 2008 (7.4%) compared to
September 30, 2007 (7.8%). This reduction in the average interest rate reflects the full period impact of repayments made in 2007 of three debt issues with comparatively higher interest rates.

            Operating Income

            The increase in operating income in the three months ended September 30,
2008, compared to the corresponding period of the prior year, reflects the growth in revenue of $371 million exceeding the growth in operating expenses of $304 million. For the nine months ended September 30, 2008, the growth in revenue of $958 million exceeded the growth in operating expenses of
$543 million, excluding a one-time charge incurred in the nine months ended
September 30, 2007 of $452 million related to the introduction of a cash settlement feature for employee stock options. See the section entitled
"Segment Review" for a detailed discussion of respective segment results.

            Depreciation and Amortization Expense

            The increase in depreciation and amortization expense for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, primarily reflects an increase in depreciation on PP&E expenditures.

            Stock-based Compensation

            On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights ("SARs") to all new and previously granted options. As a result, all outstanding stock options were classified as liabilities and are now carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is now marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

            <<
            A summary of stock-based compensation (recovery) expense is as follows:

                                     ------------------------------------------------
                                       Stock-based Compensation Expense (Recovery)
                                                  Included in Operating,
                                           General and Administrative Expenses
                                     ------------------------------------------------
                           One-time
                           Non-cash
                            Charge        Three months ended       Nine months ended
                             Upon            September 30,           September 30,
            (In millions   Adoption  ------------------------------------------------
             of dollars)  in Q2 2007        2008        2007        2008        2007
            -------------------------------------------------------------------------
            Wireless      $       46  $       (7) $        2  $       (9) $        9
            Cable                113         (17)          3         (39)         13
            Media                 84         (11)          3         (22)          9
            Corporate            209         (27)          3         (55)         27
                         ------------------------------------------------------------
                          $      452  $      (62) $       11  $     (125) $       58
            -------------------------------------------------------------------------
            >>

            At September 30, 2008, we had a liability of $298 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and nine months ended September 30, 2008, $5 million and $65 million, respectively, was paid to holders of options and restricted share units upon exercise using the SAR feature.

            Adjusted Operating Profit

            Wireless and Cable both contributed to the increase in adjusted operating profit for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007. This increase was partially offset by a decrease in Media's adjusted operating profit for the three and nine months ended September 30, 2008, compared to the corresponding periods in
2007. Wireless' quarterly adjusted operating profit reflects the significant costs associated with heavy initial sales volumes of the iPhone 3G as discussed below. Refer to the individual segment discussions for details of the respective increases in adjusted operating profit.
            For the three months ended September 30, 2008, adjusted operating profit increased to $1,025 million, from $984 million in the corresponding period of the prior year. Adjusted operating profit for the three months ended
September 30, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery) expense of $(62) million and $11 million; (ii)
integration and restructuring expenses of $2 million and $5 million; and (iii)
an adjustment of CRTC Part II fees related to prior periods of $(18) million in the three months ended September 30, 2007. See the section entitled
"Government Regulation and Regulatory Developments" for further details.
            For the nine months ended September 30, 2008, adjusted operating profit increased to $3,092 million, from $2,728 million in the corresponding period of the prior year. Adjusted operating profit for the nine months ended
September 30, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery) expense of $(125) million and $58 million; (ii) the impact of a one-time non-cash charge upon adoption of $452 million resulting from the introduction of a cash settlement feature for employee stock options in the nine months ended September 30, 2007; (iii) integration and restructuring expenses of $10 million and $21 million; and (iv) an adjustment of CRTC Part II fees related to prior periods of $31 million and
$(18) million. See the section entitled "Government Regulation and Regulatory
Developments" for further details.
            For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled "Supplementary Information" and
"Key Performance Indicators and Non-GAAP Measures".

            <<
            SEGMENT REVIEW

            WIRELESS
            --------

            Summarized Wireless Financial Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             margin)               2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Postpaid          $ 1,457  $ 1,274       14  $ 4,122  $ 3,585       15
              Prepaid                78       75        4      215      203        6
              One-way messaging       2        3      (33)       8       10      (20)
                               ------------------------------------------------------
              Network revenue     1,537    1,352       14    4,345    3,798       14
              Equipment sales       190       90      111      335      239       40
                               ------------------------------------------------------
            Total operating
             revenue              1,727    1,442       20    4,680    4,037       16
                               ------------------------------------------------------

            Operating expenses
             before the undernoted
              Cost of equipment
               sales                378      178      112      679      495       37
              Sales and
               marketing expenses   186      181        3      477      467        2
              Operating, general
               and administrative
               expenses             470      397       18    1,357    1,144       19
                               ------------------------------------------------------
                                  1,034      756       37    2,513    2,106       19
                               ------------------------------------------------------
            Adjusted operating
             profit(1)(2)           693      686        1    2,167    1,931       12
            Stock option plan
             amendment(3)             -        -      n/m        -      (46)     n/m
            Stock-based
             compensation
             recovery
             (expense)(3)             7       (2)     n/m        9       (9)     n/m
                               ------------------------------------------------------
            Operating profit(1) $   700  $   684        2  $ 2,176  $ 1,876       16
                               ------------------------------------------------------
                               ------------------------------------------------------

            Adjusted operating
             profit margin as %
             of network
             revenue(1)            45.1%    50.7%             49.9%    50.8%

            Additions to
             PP&E(1)            $   205  $   164       25  $   619  $   570        9
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) Adjusted operating profit includes a loss of $4 million and
                $11 million for the three and nine months ended September 30, 2008, respectively, and $8 million and $23 million, for the three and nine months ended September 30, 2007, respectively, related to the
                Inukshuk wireless broadband initiative.
            (3) See the section entitled "Stock-based Compensation".

            Summarized Wireless Subscriber Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (Subscriber
             statistics in
             thousands, except
             ARPU, churn
             and usage)            2008     2007      Chg     2008     2007      Chg
            -------------------------------------------------------------------------

            Postpaid
              Gross additions(1)    396      383       13      972      991      (19)
              Net additions         191      195       (4)     379      423      (44)
              Adjustment to
               postpaid
               subscriber base(2)     -        -        -        -      (65)      65
              Total postpaid
               retail
               subscribers        6,293    5,756      537    6,293    5,756      537
              Average monthly
               revenue per user
               ("ARPU")(3)      $ 78.46  $ 75.15  $  3.31  $ 75.46  $ 71.82  $  3.64
              Average monthly
               usage (minutes)      583      582        1      586      565       21
              Monthly churn        1.11%    1.12%  (0.01%)    1.09%    1.14%  (0.05%)
            Prepaid
              Gross additions       177      179       (2)     459      479      (20)
              Net additions          48       48        -       26       45      (19)
              Adjustment to
               prepaid subscriber
               base(2)                -        -        -        -      (26)      26
              Total prepaid
               retail
                subscribers       1,451    1,399       52    1,451    1,399       52
              ARPU(3)           $ 18.22  $ 18.15  $  0.07  $ 16.91  $ 16.41  $  0.50
              Monthly churn        3.04%    3.20%  (0.16%)    3.41%    3.52%  (0.11%)
            -------------------------------------------------------------------------

            (1) During the third quarter of 2008, an adjustment associated with laptop wireless data card subscribers resulted in the addition of approximately 11,000 subscribers to Wireless' postpaid subscriber base. This adjustment is included in gross additions.
            (2) During the second quarter of 2007, Wireless decommissioned its Time
                Division Multiple Access ("TDMA") and analog networks and
                simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless' postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless' prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.
            (3) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures". As calculated in the "Supplementary Information"
                section.
            >>

            Wireless Network Revenue

            The increase in network revenue for the three and nine months ended
September 30, 2008, compared to the corresponding periods of the prior year, was driven predominantly by the continued growth of Wireless' postpaid subscriber base and improvements in postpaid ARPU. The 4.4% year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased usage of various calling features. The year-over-year growth in the voice component of blended ARPU continued to decelerate during the quarter to approximately 1.5%, reflecting the impact of a softer economy on roaming, long-distance and out-of-bucket voice usage combined with a general increase in the level of competitive intensity.
            Wireless' success in maintaining postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.
            Wireless subscriber net additions in the quarter were strong in comparison to the unusually strong third quarter of 2007 during which Wireless benefited from the March 2007 implementation of number portability in Canada.
            For the three and nine months ended September 30, 2008, wireless data revenue increased by approximately 38% over the corresponding periods of 2007, to $253 million and $683 million, respectively. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, smartphone devices, downloadable ring tones, music and games, and other wireless data services, partially offset by the impact of certain data services price plan changes made during the quarter. Further data pricing changes designed to drive increased consumer adoption became effective on October 1, 2008. For the three and nine months ended September 30, 2008, data revenue represented approximately 16.5% and 15.7%, respectively, of total network revenue, compared to 13.5% and 12.9% in each of the corresponding periods of 2007.

            Wireless Equipment Sales

            On July 11, 2008, Wireless launched the Apple iPhone 3G in Canada, under the Rogers Wireless and Fido brands. A wide variety of service plans are available for voice and data combined, with all iPhone 3G price plans requiring three year term contracts. The iPhone 3G handsets are currently priced at $199 and $299 for the 8GB and 16GB models, respectively, which reflects significant handset subsidies that Wireless incurs for each unit sold.
            During the quarter, Wireless generated strong activations of approximately 255,000 iPhone 3G devices. Approximately one-third of these sales were to subscribers new to Wireless with two-thirds being to existing
Rogers Wireless subscribers who upgraded to the iPhone and committed to new three year term contracts. The vast majority of iPhone subscribers have attached both voice and monthly data packages and are generating monthly ARPU substantially above the monthly ARPU generated from Wireless' overall subscriber base. The high upfront cost associated with adding iPhone subscribers so rapidly is an investment made to obtain customers with significantly higher than average ARPU for multi year terms which we expect will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.
            The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the large volume of
iPhones sold in the third quarter of 2008.

            <<
            Wireless Operating Expenses

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except per
             subscriber
             statistics)           2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Operating expenses
              Cost of equipment
               sales            $   378  $   178      112  $   679  $   495       37
              Sales and
               marketing
                expenses            186      181        3      477      467        2
              Operating, general
               and administrative
               expenses             470      397       18    1,357    1,144       19
                               ------------------------------------------------------
            Operating expenses
             before the
             undernoted           1,034      756       37    2,513    2,106       19
            Stock option plan
             amendment(1)             -        -      n/m        -       46      n/m
            Stock-based
             compensation
             (recovery)
             expense(1)              (7)       2      n/m       (9)       9      n/m
                               ------------------------------------------------------
            Total operating
             expenses           $ 1,027  $   758       35  $ 2,504  $ 2,161       16
                               ------------------------------------------------------
                               ------------------------------------------------------

            Average monthly
             operating expense
             per subscriber
             before sales and
             marketing
             expenses(2)        $ 24.91  $ 20.74       20  $ 22.61  $ 20.39       11

            Sales and marketing
             costs per gross
             subscriber
             addition(2)        $   464  $   392       19  $   440  $   388       13
            -------------------------------------------------------------------------

            (1) See the section entitled "Stock-based Compensation".
            (2) As defined. See the section entitled "Key Performance Indicator and
                Non-GAAP Measures" section. As calculated in the "Supplementary
                Information" section. Average monthly operating expense per subscriber includes retention costs and excludes sales and marketing expenses and stock-based compensation (recovery) expense.
            >>

            As a result of the significant number of iPhone activations, certain
Wireless metrics for the third quarter of 2008, including cost of equipment sales, retention costs, cost of acquisition per subscriber and operating expense per subscriber, increased measurably which had a dilutive impact on
Wireless' operating profit growth. However, the large majority of iPhone 3G subscribers subscribe to both voice and data service plans, which has, to date, resulted in a significantly higher than average postpaid ARPU from these customers. Consequently, Wireless' ARPU levels are expected to be positively impacted over the term of the iPhone 3G subscribers' three year contracts. See the sections entitled "Caution Regarding Forward-Looking Statements, Risks and
Assumptions" and "2008 Guidance" below.
            Cost of equipment sales increased for the three and nine months ended
September 30, 2008, compared to the corresponding periods of the prior year.
This is primarily the result of the large volume of iPhone sales.
            The year-over-year increases in operating, general and administrative expenses, excluding retention spending discussed below, in the three and nine months ended September 30, 2008, compared to the corresponding periods of
2007, were partially driven by growth in the Wireless subscriber base. In addition, there were higher costs to support increased usage of wireless data and roaming services, as well as increases in customer care, credit and collection, and information technology costs as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.
            Total retention spending, including subsidies on handset upgrades, was
$170 million and $359 million, respectively, in the three and nine months ended September 30, 2008, compared to $102 million and $293 million, respectively, in the corresponding periods of the prior year. As a direct result of the iPhone launch, Wireless had a higher than normal rate of upgrade activity by existing subscribers during the quarter. Approximately two-thirds of the 255,000 iPhone device activations in the third quarter of 2008 were hardware and service plan upgrades by existing subscribers which drove the largest portion of increase in retention, with growth in the subscriber base, in general, increasing retention spending compared to prior periods.
            Wireless estimates that the incremental hardware subsidy and data plan commission costs associated with the significant iPhone 3G volumes during the quarter drove approximately $95 million of incremental expenses versus what the same volume of devices would have been with the device sales mix which existed prior to the introduction of the iPhone.

            Wireless Adjusted Operating Profit

            The relatively flat year-over-year adjusted operating profit reflects primarily the significant increase in cost of equipment sales from the handset subsidies related to iPhone 3G volumes, partially offset by the increase in network revenue. Primarily as a result of the investment in a significant number of high ARPU, but high subsidy iPhone activations, Wireless' adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased to 45.1% and 49.9%, respectively, for the three and nine months ended September 30, 2008, compared to 50.7% and 50.8% in the corresponding periods of 2007, respectively.

            Spectrum Auction Conclusion

            Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. Wireless acquired
20 MHz of spectrum across all 13 provinces/territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop. Final payment was submitted on September 3, 2008. Once Industry Canada has reviewed and approved the required documentation pertaining to Canadian ownership and other matters, the licences will be granted.
            <<
            Wireless Additions to Property, Plant and Equipment

            Wireless additions to PP&E are classified into the following categories:

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars)              2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Additions to PP&E
              HSPA ("High-Speed
               Packet Access")  $    57  $    36       58  $   239  $   259       (8)
              Network - capacity     53       48       10      146      131       11
              Network - other        64       34       88      152       75      103
              Information and
               technology and
               other                 30       42      (29)      80       93      (14)
              Inukshuk                1        4      (75)       2       12      (83)
                               ------------------------------------------------------
            Total additions
             to PP&E            $   205  $   164       25  $   619  $   570        9
            -------------------------------------------------------------------------
            >>

            Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada and the upgrade to faster network throughput speeds. Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms.
Information and technology and other initiatives include billing and back office system upgrades, and other facilities and equipment spending.

            <<
            CABLE

            Summarized Cable Financial Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             margin)             2008(1)  2007(2)   % Chg   2008(1)  2007(2)   % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Cable
               Operations(3)    $   724  $   657       10  $ 2,137  $ 1,923       11
              RBS                   131      140       (6)     394      431       (9)
              Rogers Retail         108      104        4      300      288        4
              Intercompany
               eliminations          (2)      (2)       -       (7)      (7)       -
                               ------------------------------------------------------
            Total operating
             revenue                961      899        7    2,824    2,635        7
                               ------------------------------------------------------

            Operating profit
             (loss) before the
             undernoted
              Cable Operations(3)   302      256       18      873      733       19
              RBS                    12        7       71       45        4      n/m
              Rogers Retail           4        2      100        2       (1)     n/m
                               ------------------------------------------------------
            Adjusted operating
             profit(4)              318      265       20      920      736       25
            Stock option plan
             amendment(5)             -        -      n/m        -     (113)    (100)
            Stock-based
             compensation
             recovery (expense)(5)   17       (3)     n/m       39      (13)     n/m
            Integration and
             restructuring
             expenses(6)             (2)      (5)     (60)     (10)     (21)     (52)
            Adjustment for CRTC
             Part II fees
             decision(7)              -       15     (100)     (25)      15      n/m
                               ------------------------------------------------------
            Operating profit(4) $   333  $   272       22  $   924  $   604       53
                               ------------------------------------------------------
                               ------------------------------------------------------

            Adjusted operating
             profit (loss)
             margin(4)
              Cable Operations(3)  41.7%    39.0%             40.9%    38.1%
              RBS                   9.2%     5.0%             11.4%     0.9%
              Rogers Retail         3.7%     1.9%              0.7%   (0.3%)

            Additions to PP&E(4)
              Cable
               Operations(3)    $   187  $   176        6  $   493  $   464        6
              RBS                    11       18      (39)      25       58      (57)
              Rogers Retail           5        5        -       12       12        -
                               ------------------------------------------------------
            Total additions
             to PP&E            $   203  $   199        2  $   530  $   534       (1)
            -------------------------------------------------------------------------

            (1) The operating results of Aurora Cable are included in Cable's results of operations from the date of acquisition on June 12, 2008.
            (2) The operating results of Futureway are included in Cable's results of operations from the date of acquisition on June 22, 2007.
            (3) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
            (4) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (5) See the section entitled "Stock-based Compensation".
            (6) Costs incurred relate to the integration of Call-Net and Futureway, the restructuring of RBS and the closure of certain Rogers Retail stores.
            (7) Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled "Government Regulation and
                Regulatory Developments" for further details.

            The following segment discussions provide a detailed discussion of the
Cable operating results.

            CABLE OPERATIONS

            Summarized Financial Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             margin)               2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Core Cable        $   419  $   386        9  $ 1,239  $ 1,143        8
              Internet              176      153       15      513      448       15
              Rogers Home Phone     129      118        9      385      332       16
                               ------------------------------------------------------
            Total Cable
             Operations
             operating revenue      724      657       10    2,137    1,923       11
                               ------------------------------------------------------

            Operating expenses
             before the undernoted
              Sales and
               marketing expenses    62       66       (6)     190      188        1
              Operating, general
               and administrative
               expenses             360      335        7    1,074    1,002        7
                               ------------------------------------------------------
                                    422      401        5    1,264    1,190        6
                               ------------------------------------------------------
            Adjusted operating
             profit(1)              302      256       18      873      733       19
            Stock option plan
             amendment(2)             -        -      n/m        -     (106)    (100)
            Stock-based
             compensation
             recovery (expense)(2)   16       (1)     n/m       37      (11)     n/m
            Integration and
             restructuring
             expenses(3)             (1)      (4)     n/m       (2)      (9)     n/m
            Adjustment for CRTC
             Part II fees
             decision(4)              -       15      n/m      (25)      15      n/m
                               ------------------------------------------------------
            Operating profit(1) $   317  $   266       19  $   883  $   622       42
                               ------------------------------------------------------
                               ------------------------------------------------------

            Adjusted operating
             profit margin(1)      41.7%    39.0%             40.9%    38.1%
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs incurred relate to the integration of Call-Net and Futureway.
            (4) Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled "Government Regulation and
                Regulatory Developments" for further details.

            Summarized Subscriber Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (Subscriber
             statistics in
             thousands, except
             ARPU)                 2008   2007(1)    Chg      2008   2007(1)     Chg
            -------------------------------------------------------------------------
            Cable homes
             passed(2)                                       3,530    3,543      (13)

            Basic Cable
              Net additions
               (losses)(3)           18        9        9        5       (2)       7
              Total Basic Cable
                subscribers(4)    2,316    2,275       41    2,316    2,275       41
              Core Cable
               ARPU(5)          $ 60.85  $ 56.69  $  4.16  $ 60.03  $ 55.86  $  4.17

            High-speed Internet
              Net additions          29       55      (26)      83      118      (35)
              Total Internet
               subscribers
               (residential)
               (4)(6)(7)          1,563    1,419      144    1,563    1,419      144
              Internet ARPU(5)  $ 38.37  $ 36.71  $  1.66  $ 37.59  $ 36.46  $  1.13

            Digital Cable
              Terminals, net
               additions            110       83       27      267      264        3
              Total terminals
               in service(4)      2,146    1,761      385    2,146    1,761      385
              Households, net
               additions             58       55        3      130      158      (28)
              Total households(4) 1,489    1,292      197    1,489    1,292      197

            Cable telephony
             subscriber lines
              Net additions and
               migrations(8)         55       81      (26)     142      225      (83)
              Total Cable
               telephony
               subscriber lines(4)  800      591      209      800      591      209

            Circuit-switched
             subscriber lines
              Net losses and
               migrations(8)        (44)      (7)     (37)     (80)     (33)     (47)
              Total circuit-
               switched subscriber
               lines(7)             255      338      (83)     255      338      (83)

            Revenue Generating
             Units ("RGUs")(9)
              Net additions         116      193      (77)     280      466     (186)
              Total RGUs          6,423    5,915      508    6,423    5,915      508
            -------------------------------------------------------------------------

            (1) Certain of the comparative figures have been reclassified to conform to the current year presentation.
            (2) During the three months ended September 30, 2008, a change in subscriber reporting resulted in a decrease to cable homes passed of approximately 140,000.
            (3) During the three months ended September 30, 2008, a reclassification of certain subscribers had the impact of increasing basic cable net additions by approximately 16,000. In addition, basic cable net subscriber additions for the nine months ended September 30, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
            (4) Included in total subscribers at September 30, 2008 are approximately
                16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital cable households and 2,000 cable telephony subscriber lines, representing
                35,000 RGUs, acquired from Aurora Cable on June 12, 2008. These subscribers are not included in net additions for the three or nine months ended September 30, 2008.

            (5) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (6) During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
                Internet subscribers from RBS' broadband data circuits to Cable
                Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for the nine months ended
                September 30, 2008.
            (7) Included in total subscribers at September 30, 2007 are approximately
                3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from
                Futureway. These subscribers are not included in net additions for the three and nine months ended September 30, 2007.
            (8) Includes approximately 23,000 and 39,000 migrations from circuit-
                switched to cable telephony for the three and nine months ended
                September 30, 2008, respectively, and includes approximately 8,000 and 39,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2007, respectively.
            (9) RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers
                Home Phone subscribers.
            >>

            Core Cable Revenue

            Within Cable Operations, the increase in Core Cable revenue for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, reflects the growing penetration of our digital cable product offerings, including increased HDTV adoption, combined with the year-over-year increase in the number of analog cable customers. In addition, the impact of certain price changes introduced in March 2008 and in March 2007 contributed to the growth in revenue of both our digital and basic cable services.
            Basic cable net subscriber additions for the three months ended
September 30, 2008 reflect an adjustment of approximately 16,000 subscribers resulting from a reclassification of certain subscribers and also the positive seasonal impact of colleges and universities reconvening following the summer break. Net basic cable subscriber additions, for the nine months ended
September 30, 2008, include the negative impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
            The digital cable subscriber base grew by 15% from September 30, 2007 to
September 30, 2008. Digital penetration now represents approximately 64% of basic cable households. Increased demand for HDTV and personal video recorder
("PVR") digital set-top box equipment and pay-per-use purchases, combined with multi-product marketing campaigns, which package cable television, high-speed
Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 58,000 and 130,000 households, respectively, in the three and nine months ended September 30, 2008. HDTV subscribers at Cable were up 61% from September 30, 2007 to September 30, 2008, from 311,000 to 500,000.

            Internet (Residential) Revenue

            The year-over-year increases in Internet revenues for the three and nine months ended September 30, 2008, primarily reflect the 10% increase in the size of the Internet subscriber base combined with certain Internet services price increases made during the previous twelve months. The average monthly revenue per Internet subscriber has increased in the quarter compared to the corresponding period in 2007 due to various pricing adjustments over the prior year.
            With the high-speed Internet base now at approximately 1.6 million,
Internet penetration is approximately 44% of the homes passed by our cable networks.
            An overall economic slowdown in Ontario has resulted in lower net additions of most of our cable products compared to the previous year, and has most impacted sales of our Internet products. The lower high-speed Internet net additions also reflect the growing penetration of broadband in Canada.

            Rogers Home Phone Revenue

            The revenue growth of Rogers Home Phone for the three and nine months ended September 30, 2008, reflects the year-over-year growth in the customer base. Cable continues to focus principally on growing its on-net cable telephony subscriber base, and as part of this on-net focus, began to significantly de-emphasize circuit-switched sales earlier this year and intensified its efforts to convert circuit-switched subscribers that are within the cable territory onto its cable telephony platform. Of the
55,000 net subscriber additions to cable telephony during the quarter, approximately 23,000 were migrations of subscribers from our circuit-switched to our cable telephony platform. The lower net addition of cable telephony service lines versus the previous year reflects the impact of a slowing
Ontario economy and sagging consumer confidence combined with increased win-back activities by incumbent telecom providers. The cable telephony subscriber base grew 35% from September 30, 2007 to September 30, 2008. At
September 30, 2008, cable telephony subscribers represented 35% of basic cable subscribers and 24% of the homes passed in which cable telephony is available.
            The greater number of circuit-switched net line losses during 2008 compared to the corresponding periods of 2007 reflect Cable's migrations of subscribers within the cable areas from the circuit-switched platform onto the cable telephony platform, combined with a significant de-emphasis since early
2008 on the sales and marketing of the lower margin circuit-switched telephony product in markets outside of the cable footprint. Because of the strategic decision to deemphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers shrinks over time.

            Cable Operations Operating Expenses

            The increase in Cable's operating expenses for the three and nine months ended September 30, 2008 compared to the corresponding periods of 2007 was primarily driven by the increases in the digital cable, Internet and Rogers
Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, network operations, information technology and credit and collections. In addition, $5 million of CRTC Part II fees, for the three months ended September 30, 2008, are included in operating, general and administrative expenses, which are not included in operating, general and administrative expenses in the corresponding period of 2007. See the section entitled "Government Regulation and Regulatory Developments". Partially
offsetting these increases was a reduction in certain costs associated with
Cable's Internet product resulting from a renegotiated agreement with Yahoo!
which became effective January 1, 2008, and a year-over-year reduction in selling expenditures resulting from lower volumes of RGU net additions than in the corresponding periods of the prior year.

            Cable Operations Adjusted Operating Profit

            The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, partially offset by the changes in Cable's operating expenses. As a result, Cable Operations adjusted operating profit margins increased to 41.7% and 40.9%, respectively, for the three and nine months ended September 30, 2008, compared to 39.0% and 38.1% in the respective corresponding periods in 2007.
            Cable Operations' base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately
255,000 customers which have not been migrated to our cable network telephony platform with Cable Operations' telephony business, has a dilutive impact on operating profit margins.

            <<
            ROGERS BUSINESS SOLUTIONS

            Summarized Financial Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             margin)               2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            RBS operating
             revenue            $   131  $   140       (6) $   394  $   431       (9)
                               ------------------------------------------------------
            Operating expenses
             before the
             undernoted
              Sales and
               marketing
               expenses               6       17      (65)      19       57      (67)
              Operating,
               general and
               administrative
               expenses             113      116       (3)     330      370      (11)
                               ------------------------------------------------------
                                    119      133      (11)     349      427      (18)
                               ------------------------------------------------------
            Adjusted operating
             profit(1)               12        7       71       45        4      n/m
            Stock option plan
             amendment(2)             -        -      n/m        -       (2)    (100)
            Stock-based
             compensation
             recovery
             (expense)(2)             -       (1)    (100)       1       (1)     n/m
            Integration and
             restructuring
             expenses(3)             (1)      (1)       -       (4)     (12)     (67)
                               ------------------------------------------------------
            Operating profit
             (loss)(1)          $    11  $     5      120  $    42  $   (11)     n/m
                               ------------------------------------------------------
                               ------------------------------------------------------

            Adjusted operating
             profit margin(1)       9.2%     5.0%             11.4%     0.9%
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs incurred relate to the integration of Call-Net and the restructuring of Rogers Business Solutions.

            Summarized Subscriber Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (Subscriber
             statistics
             in thousands)         2008     2007      Chg     2008     2007      Chg
            -------------------------------------------------------------------------

            Local line
             equivalents(1)
              Net additions
               (losses)              (8)       3      (11)     (30)      13      (43)
              Total local line
               equivalents(2)                                  207      231      (24)

            Broadband data
             circuits(3)
              Net additions           4        1        3        2        3       (1)
              Total broadband
               data circuits(2)(4)                              34       34        -
            -------------------------------------------------------------------------

            (1) Local line equivalents include individual voice lines plus Primary
                Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
            (2) Included in total subscribers at September 30, 2007 are approximately
                14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway. These subscribers are not included in net additions for the three and nine months ended September 30, 2007.
            (3) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
            (4) During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
                Internet subscribers from RBS' broadband data circuits to Cable
                Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for the nine months ended
                September 30, 2008.
            >>

            RBS Revenue

            The decrease in RBS revenues reflects a decline in lower margin resale and long-distance businesses, with a shift in focus to increasing the strength of profitable relationships and leveraging revenue opportunities over Cable's existing network. RBS continues to focus on retaining its existing medium-enterprise and carrier customer base, but late in 2007 it suspended most sales and marketing initiatives related to acquiring new medium and large business customers other than purely on-net opportunities within Cable's footprint. RBS continues to focus on managing the profitability of its existing customer base and evaluates profitable opportunities within the medium and large enterprise and carrier segments, while core operations focuses on continuing to grow Rogers' penetration of telephony and Internet services into the small business and office home office markets within Cable's territory. For the three and nine months ended September 30, 2008, RBS long-distance revenue declined $2 million and $28 million, respectively, and data revenue declined $5 million and $9 million, respectively.

            RBS Operating Expenses

            Carrier charges, included in operating, general and administrative expenses, decreased by $19 million for the nine months ended September 30,
2008, compared to the corresponding period of 2007, due to the decrease in revenue and focus on on-net services. Carrier charges still represented approximately 56% of revenue in the nine months ended September 30, 2008, essentially unchanged from the corresponding period of 2007.
            The decreases in other operating, general and administrative expenses for the three and nine months ended September 30, 2008, $17 million and
$57 million, respectively, are primarily related to lower sales, marketing, technical service and information technology costs compared to the corresponding periods of the prior year. The reduction in sales and marketing expenses for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, reflects streamlining initiatives associated with the refocusing of RBS' business as discussed above.

            RBS Adjusted Operating Profit

            The changes described above resulted in RBS adjusted operating profit of
$12 million and $45 million for the three and nine months ended September 30,
2008, respectively, compared to an adjusted operating profit of $7 million and
$4 million, respectively, in the corresponding periods of 2007.

            <<
            ROGERS RETAIL

            Summarized Financial Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars)              2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Rogers Retail
             operating revenue  $   108  $   104        4  $   300  $   288        4
                               ------------------------------------------------------
            Operating expenses      104      102        2      298      289        3
                               ------------------------------------------------------
            Adjusted operating
             profit (loss)(1)         4        2      100        2       (1)     n/m
            Stock option plan
             amendment(2)             -        -      n/m        -       (5)    (100)
            Stock-based
             compensation
             recovery
             (expense)(2)             1       (1)     n/m        1       (1)     n/m
            Integration and
             restructuring
             expenses(3)              -        -      n/m       (4)       -      n/m
                               ------------------------------------------------------
            Operating profit
             (loss)(1)          $     5   $    1      n/m  $    (1) $    (7)     (86)
                               ------------------------------------------------------
                               ------------------------------------------------------
            Adjusted operating
             profit (loss)
             margin(1)              3.7%     1.9%              0.7%    (0.3%)
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs related to the closure of certain Rogers Retail stores.
            >>

            Rogers Retail Revenue

            The increases in Rogers Retail revenue for the three and nine months ended September 30, 2008, compared to the corresponding periods of 2007, was the result of increased sales of wireless products and services, partially offset by the continued decline in video rentals.

            Rogers Retail Adjusted Operating Profit

            Adjusted operating profit at Rogers Retail was relatively unchanged for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, and reflects the trends noted above.

            CABLE ADDITIONS TO PP&E

            The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

            <<
            -   Customer premises equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
            -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
            -   Line extensions, which includes network costs to enter new service areas;
            -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
                electronics; and
            -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

            Summarized Cable PP&E Additions

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars)              2008     2007    % Chg     2008     2007    % Chg
            -------------------------------------------------------------------------

            Additions to PP&E
              Customer premises
               equipment        $    72  $    78       (8) $   171  $   213      (20)
              Scalable
               infrastructure        58       37       57      168       95       77
              Line extensions        10       14      (29)      31       42      (26)
              Upgrades and
               rebuild                8       10      (20)      16       29      (45)
              Support capital        39       37        5      107       85       26
                               ------------------------------------------------------
            Total Cable
             Operations             187      176        6      493      464        6
            RBS                      11       18      (39)      25       58      (57)
            Rogers Retail             5        5        -       12       12        -
                               ------------------------------------------------------
                                $   203  $   199        2  $   530  $   534       (1)
            -------------------------------------------------------------------------
            >>

            The increase in Cable Operations PP&E additions for the three months ended September 30, 2008, is primarily attributable to a larger subscriber base, increased demand for data products and the deployment of new technologies. This resulted in increased spending on scalable infrastructure related to, amongst other things, network capacity and investment in switched-digital technology, as well as increased support capital. Spending on
CPE has decreased in the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year resulting from lower additions of RGUs compared to the corresponding periods of the prior year.
            The reduction in RBS PP&E additions for the three and nine months ended
September 30, 2008, compared to the corresponding periods of the prior year, reflects the refocusing of RBS's business as discussed above.
            Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

            <<
            MEDIA
            -----

            Summarized Media Financial Results

            -------------------------------------------------------------------------
                                     Three months ended          Nine months ended
                                        September 30,              September 30,
                               ------------------------------------------------------
            (In millions of
             dollars, except
             margin)            2008(1)(2)  2007    % Chg  2008(1)(2)  2007    % Chg
            -------------------------------------------------------------------------

            Operating revenue   $   386  $   339       14  $ 1,102  $   953       16
                               ------------------------------------------------------

            Operating expenses
             before the
             undernoted             343      293       17    1,006      843       19
                               ------------------------------------------------------
            Adjusted operating
             profit(3)               43       46       (7)      96      110      (13)
            Stock option plan
             amendment(4)             -        -      n/m        -      (84)    (100)
            Stock-based
             compensation
             recovery
             (expense)(4)            11       (3)     n/m       22       (9)     n/m
            Adjustment for CRTC
             Part II fees
             decision(5)              -        3     (100)      (6)       3      n/m
                               ------------------------------------------------------
            Operating
             profit(3)          $     54  $   46       17  $   112  $    20      n/m
                               ------------------------------------------------------
                               ------------------------------------------------------

            Adjusted operating
             profit margin(3)      11.1%    13.6%              8.7%    11.5%

            Additions to
             property, plant
             and equipment(3)   $    11  $    27      (59) $    49  $    45        9
            -------------------------------------------------------------------------

            (1) The operating results of Citytv are included in Media's results of operations from the date of acquisition on October 31, 2007.
            (2) The operating results of channel m are included in Media's results of operations from the date of acquisition on April 30, 2008.
            (3) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".
            (4) See the section entitled "Stock-based Compensation".
            (5) Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled "Government Regulation and
                Regulatory Developments" for further details.
            >>

            Media Revenue

            The increase in Media revenue for the three and nine months ended
September 30, 2008, over the corresponding periods in 2007, primarily reflects the acquisition of Citytv. This acquisition closed on October 31, 2007 and contributed $32 million and $112 million to revenue in the three and nine months ended September 30, 2008, respectively, or approximately 68% and 75%, respectively, of the revenue increases.
            Overall, general softness in the Canadian economy and the Ontario economy, specifically, has negatively impacted Media's advertising sales.
Organic revenue growth at Media's Sportsnet and Sports Entertainment divisions compared to the three months ended September 30, 2007 was partially offset by lower sales at The Shopping Channel and softer advertising revenue, while revenue levels for the quarter at the Publishing and Radio divisions were relatively unchanged from the prior year.

            Media Operating Expenses

            The increase in Media operating expenses for the three and nine months ended September 30, 2008, compared to the corresponding periods in 2007, primarily reflects the addition of $35 million and $111 million, respectively, of Citytv operating costs and the charge for terminating the concession agreement at Rogers Centre during the first quarter of 2008. In addition,
$1 million of CRTC Part II fees, for the three months ended September 30,
2008, are included in operating, general and administrative expenses, which are not included in operating, general and administrative expenses in the corresponding period of 2007. See the section entitled "Government Regulations and Regulatory Developments". These increases were partially offset by cost savings across various functions.

            Media Adjusted Operating Profit

            The decrease in Media's adjusted operating profit for the nine months ended September 30, 2008, compared to the corresponding period of 2007, primarily reflects the aforementioned concession agreement termination fee, the inclusion of CRTC Part II fees, programming cost increases at Sportsnet, and advertising revenue softness. Excluding the revenue and operating profit of Citytv, Media's adjusted operating profit for the three and nine months ended September 30, 2008 would have been $46 million and $95 million, respectively, or adjusted operating profit margins of 13% and 10%, respectively.

            Media Additions to PP&E

            The majority of Media's PP&E additions in the three and nine months ended
September 30, 2008, reflect building improvements and studio construction related to the relocation of Rogers Sportsnet facilities, the construction of a new television production facility for the combined Ontario operations of
Citytv and OMNI, and the acquisition of certain assets as part of the termination of the concession services agreement at Rogers Centre.

            <<
            CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

            Operations

            Three Months Ended September 30, 2008
            >>

            For the three months ended September 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to
$897 million from $875 million in the corresponding period of 2007. The
$22 million increase is primarily the result of a $41 million increase in adjusted operating profit, offset by a $7 million increase in interest expense.
            Taking into account the changes in non-cash working capital items for the three months ended September 30, 2008, cash generated from operations was
$890 million, compared to $982 million in the corresponding period of 2007.
The cash generated from operations of $890 million, together with the receipt of $1,794 million aggregate gross proceeds from the issuance of
US$1.75 billion of public debt, resulted in total net funds of approximately
$2,684 million generated or raised in the three months ended September 30,
2008.
            Net funds used during the three months ended September 30, 2008 totalled approximately $2,676 million, the details of which include the following:

            <<
            -   additions to PP&E of $489 million, including $53 million of related changes in non-cash working capital;

            -   payment of the spectrum auction purchase price and associated costs aggregating $1,008 million;

            -   net repayments under our bank credit facility aggregating
                $475 million;

            -   the payment of quarterly dividends of $160 million on our Class A
                Voting and Class B Non-Voting shares;

            -   the payment of $375 million on the termination and re-couponing of three existing swaps aggregating US$575 million notional principal amount;

            -   the purchase for cancellation of 3,077,400 Class B Non-Voting shares for an aggregate purchase price of $96.8 million;

            -   additions to program rights of $17 million; and

            -   acquisitions and other net investments aggregating $55 million, including $39 million to acquire the two-thirds of OLN not previously owned.
            >>

            Taking into account the cash deficiency of $45 million at the beginning of the period and the fund uses described above, the cash deficiency at
September 30, 2008 was $37 million.

            Nine Months Ended September 30, 2008

            For the nine months ended September 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to
$2,718 million from $2,344 million in the corresponding period of 2007. The
$374 million increase is primarily the result of a $364 million increase in adjusted operating profit and a $23 million decrease in interest expense.
            Taking into account the changes in non-cash working capital items for the nine months ended September 30, 2008, cash generated from operations was
$2,467 million, compared to $1,986 million in the corresponding period of
2007. The cash generated from operations of $2,467 million together with the receipt of $1,794 million aggregate gross proceeds from the issuance of
US$1.75 billion of public debt, and $2 million from the issuance of Class B
Non-Voting shares under the exercise of employee stock options resulted in total net funds of approximately $4,263 million generated or raised in the nine months ended September 30, 2008.

            <<
            Net funds used during the nine months ended September 30, 2008 totalled approximately $4,239 million, the details of which include the following:

            -   additions to PP&E of $1,345 million, including $107 million of related changes in non-cash working capital;

            -   payment of the spectrum auction purchase price and associated costs aggregating $1,008 million;

            -   net repayments under our bank credit facility aggregating
                $675 million;

            -   the payment of quarterly dividends of $400 million on our Class A
                Voting and Class B Non-Voting shares;

            -   the payment of $375 million on the termination and re-couponing of three existing swaps aggregating US$575 million notional principal amount;

            -   the purchase for cancellation of 4,077,400 Class B Non-Voting shares for an aggregate purchase price of $136.7 million;

            -   additions to program rights of $95 million; and

            -   acquisitions and other net investments aggregating $204 million, including the acquisition of Aurora Cable, the two-thirds of OLN not previously owned, channel m and CIKZ-FM Kitchener.
            >>

            Taking into account the cash deficiency of $61 million at the beginning of the period and the fund uses described above, the cash deficiency at
September 30, 2008 was $37 million.

            Financing

            Our long-term debt instruments are described in Note 15 to the 2007
Annual Audited Consolidated Financial Statements and Note 7 to the Unaudited
Interim Consolidated Financial Statements for the three and nine months ended
September 30, 2008.

            Three Months Ended September 30, 2008

            As mentioned above, during the three months ended September 30, 2008, an aggregate $475 million net repayment was made under our bank credit facility.
As of September 30, 2008, we had an aggregate $565 million of bank debt drawn under our $2.4 billion bank credit facility that matures in July 2013, leaving approximately $1.8 billion available to be drawn. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May,
2011.

            On August 6, 2008 RCI issued US$1.75 billion aggregate principal amount of public debt securities, comprised of US$1.4 billion of 6.80% Senior Notes due 2018 (the "2018 Notes") and US$350 million of 7.50% Senior Notes due 2038
(the "2038 Notes"). The 2018 Notes were issued at a discount of 99.854% to yield 6.82% and the 2038 Notes were priced at a discount of 99.653% to yield
7.529%. RCI received aggregate net proceeds of US$1,735 million
(Cdn$1,778 million) from the issuance of the 2018 Notes and the 2038 Notes after deducting the respective issue discounts and underwriting commissions.
The 2018 Notes and the 2038 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable
Communications Inc. and rank pari passu with all of RCI's other senior unsecured and unsubordinated notes and debentures and bank credit facility.
            Effective August 6, 2008, RCI entered into an aggregate US$1.75 billion notional principal amount of cross-currency interest rate exchange agreements
("swaps"). An aggregate US$1.4 billion notional principal amount of these swaps hedge the principal and interest obligations for the 2018 Notes through to maturity in 2018 while the remaining US$350 million aggregate notional principal amount of swaps hedge the principal and interest on the 2038 Notes for ten years to August 2018. These swaps have the effect of: (a) converting the US$1.4 billion aggregate principal amount of 2018 Notes from a fixed coupon rate of 6.80% into Cdn$1,435 million at a weighted average fixed interest rate of 6.80%; and (b) converting the US$350 million aggregate principal amount of 2038 Notes from a fixed coupon rate of 7.50% into
Cdn$359 million at a weighted average fixed interest rate of 7.53%. The swaps hedging the 2018 Notes have been designated as hedges against the designated
U.S. dollar-denominated debt for accounting purposes, while the swaps hedging the 2038 Notes have not been designated as hedges for accounting purposes.
            Also effective on August 6, 2008, RCI re-couponed three of our existing swaps by terminating the original swaps aggregating US$575 million notional principal amount and, at the same time, entering into three new swaps aggregating US$575 million notional principal amount at then-current market rates. In each case, only the foreign exchange rate and the Canadian dollar fixed interest rate were changed and all other terms for the new swaps are identical to the respective terminated swaps they are replacing. The termination of the three original swaps resulted in RCI paying US$360 million
(Cdn$375 million) for the aggregate out-of-the-money fair value for the terminated swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date.
The three new swaps have the effect of converting US$575 million aggregate notional principal amount of US dollar denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn$589 million ($1.025 exchange rate) at a weighted average Canadian dollar fixed interest rate of
6.88%. In comparison, the original swaps had the effect of converting US$575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn$815 million ($1.4177 exchange rate) at a weighted average Canadian dollar fixed interest rate of 7.89%. Each of the three new swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

            Nine months Ended September 30, 2008

            During the nine months ended September 30, 2008, an aggregate
$675 million net repayment was made under our bank credit facility. As of
September 30, 2008, we had an aggregate $565 million of bank debt drawn under our $2.4 billion bank credit facility that matures in July 2013, leaving approximately $1.8 billion available to be drawn. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in
May, 2011.

            Normal Course Issuer Bid

            In January 2008, RCI filed a normal course issuer bid ("NCIB") which authorizes us to repurchase up to the lesser of 15,000,000 of our Class B
Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. On
May 21, 2008, RCI repurchased for cancellation 1,000,000 of its Class B
Non-Voting shares pursuant to a private agreement between RCI and an arm's-length third party seller for an aggregate purchase price of $39.9 million and, on August 1, 2008, RCI repurchased for cancellation 3,000,000 of its Class B Non-Voting shares pursuant to a private agreement between RCI and an arm's-length third party seller for an aggregate purchase price of $93.9 million. Each of these purchases was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. In addition, in August and September 2008, RCI purchased an aggregate 77,400 of our Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million.

            Wireless Spectrum Auction Letters of Credit and Payment for Auctioned
            Spectrum

            In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, we arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction. These letters of credit were cancelled on September 3, 2008 upon payment in full for the spectrum licences in the recent auction. See the section entitled "Spectrum Auction Conclusion" in the Wireless segment review for further discussion.

            Additional Revolving Credit Facility

            In order to ensure that we had sufficient liquidity after taking into account the payment for the wireless spectrum auction, in July 2008, RCI entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date. No funds were drawn under this credit facility and RCI terminated the credit facility in August 2008 subsequent to the closing of our US$1.75 billion public debt issue.

            Credit Ratings Upgrades

            In June 2008, Fitch Ratings upgraded each of the following: the issuer default rating for RCI to BBB (from BBB-); the rating for RCI's senior unsecured debt to BBB (from BBB-); and the rating for RCI's senior subordinated debt to BBB- (from BB+). All of these ratings have a stable outlook (from positive prior to this upgrade). In July 2008 Fitch assigned its
BBB rating to each of the 2018 Notes and the 2038 Notes.
            In June 2008, Moody's Investors Service revised RCI's ratings outlook to positive (from stable) while affirming its Baa3 rating on RCI's senior unsecured debt and Ba1 on RCI's senior subordinated debt. In July 2008 Moody's assigned its Baa3 rating to each of the 2018 Notes and the 2038 Notes and affirmed each of the ratings and positive outlook noted above.
            In June 2008, Standard & Poor's Ratings Services revised RCI's ratings outlook to positive (from stable) while affirming its BBB- corporate credit rating, BBB- rating on RCI's senior unsecured debt and BB+ on RCI's senior subordinated debt. In July 2008 Standard & Poor's assigned its BBB- rating to each of the 2018 Notes and the 2038 Notes and affirmed each of the ratings noted above.

            Interest Rate and Foreign Exchange Management

            Economic Hedge Analysis

            For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S.
dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.
            As discussed above, effective August 6, 2008 RCI entered into an aggregate US$1.75 billion notional principal amount of swaps. An aggregate
US$1.4 billion notional principal amount of these swaps hedge the principal and interest obligations for the 2018 Notes through to maturity in 2018 while the remaining US$350 million aggregate notional principal amount of swaps hedge the principal and interest on the 2038 Notes for ten years to August
2018. The swaps hedging the 2018 Notes have been designated as hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the swaps hedging the 2038 Notes have not been designated as hedges for accounting purposes.

            Also effective on August 6, 2008 and as discussed above, RCI re-couponed three of our existing swaps by terminating the original swaps aggregating
US$575 million notional principal amount and, at the same time, entering into three new swaps aggregating US$575 million notional principal amount at then-current market rates. In each case, only the foreign exchange rate and the Cdn$ fixed interest rate were changed and all other terms for the new swaps are identical to the respective terminated swaps they are replacing. The termination of the three original swaps resulted in us paying US$360 million
(Cdn$375 million) for the aggregate out-of-the-money fair value for the terminated swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date.
Each of the three new swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.
            As a result of the activity described above, on September 30, 2008, 100%
of our U.S. dollar-denominated debt was hedged on an economic basis while 94%
of our U.S. dollar-denominated debt was hedged on an accounting basis. That is, as stated above, the US$350 million aggregate notional principal amount of swaps hedging the 2038 Notes do not qualify as hedges for accounting purposes.

            <<
            Consolidated Hedged Position

            -------------------------------------------------------------------------
            (In millions of dollars,
             except percentages)              September 30, 2008   December 31, 2007
            -------------------------------------------------------------------------
            U.S. dollar-denominated long-term
             debt                                 US $     5,940      US $     4,190

            Hedged with cross-currency interest
            rate exchange agreements              US $     5,940      US $     4,190

            Hedged exchange rate                 Cdn $    1.2031     Cdn $    1.3313

            Percent hedged                              100.0%(1)              100.0%
            -------------------------------------------------------------------------

            Amount of long-term debt(2) at
             fixed rates:

            Total long-term debt                 Cdn $     8,348      Cdn $    7,454
            Total long-term debt at fixed rates  Cdn $     7,783      Cdn $    6,214
            Percent of long-term debt fixed                 93.2%               83.4%

            -------------------------------------------------------------------------

            Weighted average interest rate on
             long-term debt                                 7.42%               7.53%
            -------------------------------------------------------------------------

            (1) Pursuant to the requirements for hedge accounting under Canadian
                Institute of Chartered Accountants ("CICA") Handbook Section 3865,
                Hedges, on September 30, 2008, RCI accounted for 94% of its cross-
                currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 94% of RCI's consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.
            (2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

            Composition of Fair Value Liability for Derivative Instruments

            -------------------------------------------------------------------------
            (In millions of dollars)           September 30, 2008  December 31, 2007
            -------------------------------------------------------------------------
            Foreign exchange related                    $     953           $  1,719
            Interest related                                   75                 85
                                              ---------------------------------------
            Total carrying value                        $   1,028           $  1,804
            -------------------------------------------------------------------------
            >>

            The reduction in the fair value liability for derivative instruments as at September 30, 2008 versus December 31, 2007 is a result of the following:
(i) the August 2008 re-couponing of three swaps aggregating US$575 million described above; and, (ii) the weakening of the Canadian dollar relative to the U.S dollar at September 30, 2008 versus December 31, 2007.

            Maturity of Swaps

            Two of our swaps mature on December 15, 2008 and, as a result, we will receive US$400 million and pay $475 million on the settlement at maturity.
Subsequent to quarter-end, in October 2008, we entered into forward foreign exchange contracts, which will also settle on December 15, 2008, to sell the
US$400 million in exchange for $476 million. As a result of the maturity of the swaps, our US$400 million 8.00% Senior Subordinated Notes due 2012 will no longer be hedged subsequent to December 15, 2008.

            Outstanding Share Data

            Set out below is our outstanding share data as at September 30, 2008. For additional information, refer to Note 19 to our 2007 Annual Audited
Consolidated Financial Statements and Note 6 to the Unaudited Interim
Consolidated Financial Statements for the three and nine months ended
September 30, 2008.

            <<
            -------------------------------------------------------------------------
                                                                  September 30, 2008
            -------------------------------------------------------------------------
            Common Shares(1)

            Class A Voting                                               112,462,014
            Class B Non-Voting                                           523,202,909
            -------------------------------------------------------------------------

            Options to purchase Class B Non-Voting shares

            Outstanding options                                           15,944,896
            Outstanding options exercisable                               11,074,529
            -------------------------------------------------------------------------

            (1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding
                Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.
            >>

            Dividends and Other Payments on Equity Securities

            On November 1, 2007, we declared a quarterly dividend of $0.125 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on December 12, 2007.
            On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting
share effective with the next quarterly dividend. The new annual dividend of
$1.00 per share is paid in quarterly amounts of $0.25 per each outstanding
Class A Voting and Class B Non-Voting share. Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.
            On February 21, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling
$160 million was paid on April 1, 2008 to shareholders of record on March 6,
2008.
            On April 29, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling
$160 million was paid on July 2, 2008 to shareholders of record on May 13,
2008.
            On August 19, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling
$158 million was paid on October 1, 2008 to shareholders of record on
September 3, 2008.

            COMMITMENTS AND CONTRACTUAL OBLIGATIONS

            Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2007
Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2007
Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since
December 31, 2007, except as follows:

            <<
            -   We entered into an agreement with a supplier to purchase handsets in the amount of approximately $150 million. This commitment has been fulfilled at September 30, 2008;
            -   The Blue Jays signed two players to multi-year contracts totalling
                $81 million, ranging from four to six years.
            -   The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008.
                Payments are scheduled from 2008 through 2012, and at September 30,
                2008, there is a remaining commitment of $69 million; and
            -   Changes to our bank credit facility balance, the entering into of cross-currency interest rate exchange agreements, and the issuance of long-term debt previously discussed in the "Consolidated Liquidity and Capital Resources" section.
            >>

            GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

            The significant government regulations which impact our operations are summarized in our 2007 Annual MD&A. The significant changes to those regulations since December 31, 2007, are as follows:

            AWS Spectrum Auction

            On February 27, 2008, Industry Canada issued Responses to Questions for
Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed on February 29, 2008 by revised conditions of licence which will impose those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer a service, or level of service, which the roamer's network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks. The Auction commenced on May 27, 2008 and concluded on July 21, 2008. Rogers was the only party to successfully obtain 20 MHz of AWS spectrum nationally.

            <<
            Review of Broadcasting Regulations including Fee-for-Carriage and Distant
            Signal Fees
            >>

            The CRTC has advised that it will release its Decision on the Review of
Broadcasting Regulations proceeding initiated by Broadcasting Notice of Public
Hearing 2007-10 on October 30, 2008. This proceeding is a comprehensive review of the regulations affecting cable operators and pay and specialty services, and specifically addresses the issues of fee-for-carriage for over-the-air television and distant signals.

            Commercial Radio Copyright Tariffs

            On February 22, 2008, the Copyright Board reaffirmed the rates it set in
2005 for fees payable to the Society of Composers, Authors and Music
Publishers of Canada ("SOCAN") and Neighbouring Rights Collective of Canada
("NRCC") for use of music from 2003 to 2007. In its reaffirmation of the
SOCAN-NRCC decision, the Copyright Board also granted the Canadian Association of Broadcasters' request for a consolidated tariff proceeding, which would set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.
            A consolidated radio tariff proceeding is scheduled to commence on
December 2, 2008, where the Copyright Board will consider tariff proposals filed by music collectives: SOCAN, NRCC, CSI, AVLA/SOPROQ, and ArtistI. The
Canadian Association of Broadcasters ("CAB") is representing radio broadcasters and will argue for an "all-in broadcaster tariff" that, if achieved, will effectively rationalize payments and reduce the impact of the collectives' multiple tariff demands. The CAB is arguing that from a pure economic standpoint, the combined rate should be 2.8% for all tariffs. In the alternative "multiple tariff" approach, the maximum combined rate should be
5.96%. With respect to talk-based radio stations, the CAB is arguing that the existing 20% "low music rate" should continue, and a "very low music rate" for stations at or below 5% music use (exclusive of production music) should be set at a "double discount".

            Copyright Legislation

            The federal government introduced amendments to the Canadian copyright legislation in the House of Commons on June 12, 2008. The Bill will require
Internet service providers ("ISPs") to use a "notice and notice" regime whereby notices would be sent to the ISPs alleging copyright infringement. The
ISP would then forward these notices to its customers. This is similar to the procedure currently used by us and therefore would not impose any new costs.
The copyright legislation would also legalize forms of copying currently used by Cable's customers, but in its current form would not permit cable operators to use network PVR technology. Since an election was called, this Bill died on the order paper. The Conservative government has pledged to reintroduce similar legislation.

            Canadian Television Fund ("CTF")

            On June 5, 2008, the CRTC reported to the government (Canadian Heritage)
on proposed changes to the CTF. It recommended separating private and public funding into two streams and creating two separate boards of directors. The
CRTC denied proposals by some cable operators to opt-out of paying contributions. The report did not propose increases in the contributions currently paid by broadcasting distribution undertakings ("BDU") such as
Cable.

            Essential Facilities

            On June 22, 2008, the Federal Court of Appeal denied the leave to appeal application from Bell Canada et al which sought to appeal the CRTC's essential facilities decision. Bell Canada and other parties have also applied to the
CRTC with review and vary applications seeking to reverse some limited aspects of the essential facilities decision. Rogers has generally opposed these review and vary applications.

            Restrictions on Non-Canadian Ownership and Control

            On June 26, 2008, the Competition Policy Review Panel issued its report.
While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in
Canada and purchase existing carriers which have less than 10 percent of the
Canadian telecommunications market. The report further recommends that after five years, there should be no foreign ownership rules for all telecommunications carriers and BDU's (cable and direct-to-home operators).
Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government. The
Conservative government has stated that they have no immediate plans to implement this aspect of the report.

            Part II Fees

            The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful.
On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. On October 15, 2007, the CRTC sent a letter to all broadcast licencees stating that the CRTC would not collect Part
II fees due in November, 2007. As a result, in the three months ended
September 30, 2007, the Company reversed its accrual of $18 million related to
Part II fees from September 1, 2006 to June 30, 2007. Both the Crown and the
applicants appealed this case to the Federal Court of Appeal. On April 28,
2008, the Federal Court of Appeal overturned the Federal Court and ruled that
Part II fees are valid regulatory charges. As a result, during the three months ended June 30, 2008, Cable and Media recorded charges of approximately
$30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008 ($25 million and $6 million for the period September 1, 2006 to December 31, 2007 for Cable and Media,
respectively). In addition to recording $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, we continue to record these fees on a prospective basis in operating, general and administrative expenses. An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the Court will hear the appeal or overturn this decision.

            New Media Proceeding

            The CRTC has commenced a major proceeding dealing with what it refers to as new media. They are reviewing any existing new media exemption order which exempts all broadcasting content on the Internet from regulation. They are also considering ways in which Canadian new media content could be subsidized.
We expect some parties to argue in the proceeding that ISPs, such as Cable, should pay contributions to a fund to subsidize Canadian new media content.

            Proposed Legislation

            Bill C-555, An Act to Provide Clarity and Fairness in the Provision of
Telecommunications Services in Canada, received a first reading in the House of Commons. However, due to the federal election on October 14, 2008, this
Bill will not proceed. Bill C-555 was a private members bill and not government legislation. If passed, the bill would have required the Minister of Industry to amend the licence conditions of PCS and cellular spectrum licences to prohibit carriers from charging additional fees or charges that are not part of the subscriber's monthly fee or monthly rate plan. The bill would have also required the CRTC to inquire into, and make a report on, a wide range of issues including billing, cell phone locking, information regarding network speeds and limitations, network management practices and the
Commissioner for Complaints for Telecommunications Services.
            The Office de la Protection du Consommateur in Quebec is proposing to introduce amendments to the Consumer Protection Act that would affect sequential performance contracts provided remotely, including wireless, wireline and Internet service contracts. If passed, the amendments would limit the term of such contracts to two years, impose a limit on the early cancellation fees that can be charged to customers, prohibit the setting of an expiry date on prepaid phone cards, regulate the content and the form of such contracts as well as the termination and renewal rights of the consumers. The amendments also propose to institute a right of action to consumer protection associations to apply for discontinuance of practices or contractual clauses that contravene the Consumer Protection Act.
            The Conservative government has stated they will strengthen the
Commissioner for Complaints for Telecommunications Services, introduce a
Wireless Code of Conduct, prohibit charges for unsolicited incoming SMS messages and give the CRTC power to block unfair charges. Rogers does not currently charge for incoming SMS messages.

            UPDATES TO RISKS AND UNCERTAINTIES

            Our significant risks and uncertainties are discussed in our 2007 Annual
MD&A, which was current as of February 20, 2008. The significant changes to those risks and uncertainties since that date are as follows:

            Wireless Technologies

            On October 10, 2008, Bell Canada and TELUS each announced that they jointly plan to overlay their Code Division Multiple Access/Evolution Data
Optimized ("CDMA/EVDO") based wireless networks with HSPA technology targeting service availability in early 2010. This is expected to enable these companies access to a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which would increase competition at
Wireless.

            Proposed Class Action (911 Fees)

            On June 25, 2008, a proceeding was commenced in Saskatchewan under that
Province's Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The Plaintiffs are seeking unquantified damages and restitution. The Plantiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

            Claim Regarding our Fixed Wireless Business

            In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. The plaintiff has also brought a proceeding against Inukshuk Wireless Partnership, our 50% owned joint venture asserting a claim against the MCS Spectrum licences that were transferred from Fido to Inukshuk. Inukshuk brought a motion to have the separate action against it dismissed. In May, 2008, the Court dismissed the separate action brought against Inukshuk. The Plaintiff is appealing this decision. The proceeding against Fido is at an early stage. We believe we have good defences to the claim and no amounts have been provided in the accounts.

            <<
            There is no Guarantee that Wireless' Service Revenue Will Exceed
            Increased Handset Subsidies
            >>

            Wireless' business model, as is generally the case for other North
American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless' business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

            The AWS Spectrum Auction Could Increase Competition

            Industry Canada's auction for AWS spectrum concluded on July 21, 2008.
Each of the three large incumbent wireless operators, Rogers, Bell Canada and
TELUS, acquired spectrum licences of varying sizes and in varying markets across Canada. Rogers acquired 20MHz of spectrum across the country, while
Bell Canada and TELUS each acquired a mix of 10 MHz and 20 MHz spectrum licences across the country with the exception of Bell Canada in the Eastern
Townships, Quebec licence territory, where Bell did not obtain spectrum. MTS
Allstream Inc., and Saskatchewan Telecommunications Holding Corporation
acquired spectrum only in Manitoba and Saskatchewan, respectively.

            Through the auction and as described below, five new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally isolated locations.
These new entrants could provide Wireless with substantial competition in the regions in which they have acquired licences. These new entrants may also partner with one another or our other competitors providing competition to
Wireless in more than one region or on a national scale.
            Three existing cable companies acquired spectrum, substantially in the regions where they already offer cable television, Internet and telephone service. This acquisition of spectrum provides them with the potential ability to offer more comprehensive bundles of communications services including wireless services than they currently offer over their own facilities. Bragg
Communications Inc., operating under the name Eastlink, is the dominant cable provider in the provinces of Nova Scotia and Prince Edward Island and has additional cable operations across the country in various small towns across
Canada. Eastlink acquired spectrum in each of its cable markets. Quebecor
Media Inc., operating under the name Videotron Ltee. ("Videotron"), is the largest cable provider in Quebec. Videotron was the only potential new entrant to acquire spectrum in the province of Quebec and also acquired spectrum in
Eastern Ontario and in Toronto. Shaw Communications Inc., which is the dominant cable provider in Western Canada and parts of northern Ontario, acquired spectrum covering its respective cable markets in British Columbia,
Alberta, Manitoba, Saskatchewan and in Sault Ste. Marie and Thunder Bay in
Ontario.
            Globalive Communications Corp. ("Globalive"), a privately-held company, is the parent company of Yak Communications Canada Corp. which is a resale-based long-distance service provider in Canada. Globalive, with participation from Weather Investments SPA, controlled by Egypt's Naguib
Sawiris (or its subsidiary, Orascom Telecom Holding S.A.E.), acquired varying amounts of spectrum across Canada and the Northern Territories with the exception of Quebec.
            Finally, Data and Audio-Visual Enterprises Wireless Inc. ("DAVE"), a new,
privately-held company established by Canadian and U.S. investors, acquired spectrum in Eastern Ontario, Southern Ontario, and Victoria, Vancouver,
Edmonton, Red Deer, and Calgary.
            Currently, no single potential entrant has acquired spectrum sufficient to become a national licencee as defined by industry Canada to qualify for mandated roaming on a national basis for 10 years.

            KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

            We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2007 Annual MD&A.
These key performance indicators are not measurements under Canadian or U.S.
GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

            <<
            -   Network revenue and ARPU;
            -   Subscriber counts and subscriber churn;
            -   Operating expenses and average monthly operating expense per wireless subscriber;
            -   Sales and marketing costs (or cost of acquisition) per subscriber;
            -   Operating profit;
            -   Adjusted operating profit;
            -   Adjusted operating profit margin; and
            -   Additions to PP&E.
            >>

            See the "Supplementary Information" section for calculations of these
Non-GAAP measures.

            RELATED PARTY ARRANGEMENTS

            We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. During the three and nine months ended September 30,
2008 and 2007, total amounts paid to these related parties, directly or indirectly, are as follows:

            <<
            -------------------------------------------------------------------------
                                       Three months ended        Nine months ended
                                          September 30,            September 30,
                                    -------------------------------------------------
            (In millions of dollars)   2008     2007  % Chg     2008     2007  % Chg
            -------------------------------------------------------------------------
            Printing, legal
             services and
             commissions paid on
             premiums for
             insurance coverage     $     2  $     -   n/m   $     4  $     1    n/m
            -------------------------------------------------------------------------
            >>

            Fees charged to our controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee. For the nine months ended
September 30, 2008, the fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were approximately $0.5 million (2007 - $0.7 million).
            These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

            CRITICAL ACCOUNTING POLICIES AND ESTIMATES

            In our 2007 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the nine months ended
September 30, 2008, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2007 Annual
MD&A.

            <<
            NEW ACCOUNTING STANDARDS

            Capital Disclosures
            >>

            Effective January 1, 2008, we adopted the new recommendations of the
Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535,
Capital Disclosures ("CICA 1535"). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 11 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008 and 2007.

            Financial Instruments

            Effective January 1, 2008, we adopted the new recommendations of CICA
Handbook Section 3862, Financial Instruments - Disclosures ("CICA 3862"), and
Handbook Section 3863, Financial Instruments - Presentation ("CICA 3863").
            CICA 3862 requires entities to provide disclosures in their financial statements that enables users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.
            CICA 3863 establish standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.
            The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 12 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008 and 2007.

            <<
            Recent Accounting Pronouncements

            International Financial Reporting Standards ("IFRS")
            >>

            In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of
Canadian GAAP with IFRS over an expected five year transitional period.
            In February 2008, the AcSB confirmed that IFRS will be mandatory in
Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.
            We are evaluating accounting policy differences between Canadian GAAP and
IFRS based on management's current understanding of these standards. However, the financial reporting impact of the transition to IFRS has not yet been determined.

            SEASONALITY

            Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
            Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the
Wireless, Cable and Media segments, please refer to our 2007 Annual MD&A.

            2008 GUIDANCE

            We are making the following changes to the 2008 annual financial and operating guidance ranges which were provided on January 7, 2008.
            At Wireless, we are noting a positive bias towards the high ends of both the network revenue and subscriber net addition ranges, and are modestly lowering the adjusted operating profit guidance range principally to reflect costs associated with the high volume of iPhone sales.
            At Cable Operations, we are noting a positive bias towards the higher end of the adjusted operating profit range and towards the lower end of both the
PP&E expenditure and revenue ranges, in each case reflecting lower than planned levels of RGU net additions. We are lowering the full year 2008 guidance range for RGU net additions primarily to reflect the shift to deemphasize out of region sales of circuit switched telephony, representing a change of approximately 70,000 RGU's for the year, combined with a heightened level of consumer caution occurring in Cable's largely Ontario footprint.
            At Media, we are adjusting the revenue and adjusted operating profit ranges downward, principally to reflect the impact of the economic slowdown on advertising sales at our Publishing and Broadcasting divisions, combined with previously disclosed costs which arose in the first half of 2008 associated with a contract termination fee for concession services at Rogers Centre and the reinstatement of Part II CRTC regulatory fees.
            On a consolidated basis we are lowering the high end of the adjusted operating profit range, primarily reflecting the high volumes of iPhone 3G.
            All other of the 2008 annual financial and operating guidance ranges, which were provided on January 7, 2008, remain unchanged and are posted on the
Investor Relations section of Rogers.com. This information is forward-looking and should be read in conjunction with the section below entitled "Caution
Regarding Forward-Looking Statements, Risks and Assumptions".

            <<
            Changes to Full Year 2008 Guidance
            -------------------------------------------------------------------------
            (Millions of dollars,                   Initial 2008         Updated
             except subscribers)                  Guidance Range(x)   Guidance Range
            -------------------------------------------------------------------------
            Consolidated
              Adjusted operating profit(1)      4,000  to  4,200    4,000  to  4,100

            Supplementary Detail:

            Revenue
              Media                             1,525  to  1,575    1,480  to  1,510

            Adjusted operating profit(1)
              Wireless(2)                      $2,875  to $2,975   $2,800  to $2,850
              Media(3)                            165  to    180      145  to    155

            Net subscriber additions (000s)
              Residential cable revenue
               generating units (RGUs)(4)         550  to    625      410  to    440
            -------------------------------------------------------------------------
            (x) Issued January 7, 2008

                (1) Excludes stock-based compensation expense and integration and restructuring related expenditures.
                (2) Excludes operating losses related to the Inukshuk fixed wireless initiative estimated at $25-$30 million in 2008.
                (3) Includes losses from Sports Entertainment estimated at $20-$25 million in 2008.
                (4) Residential cable revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and
                    circuit-switched telephony subscribers.

            SUPPLEMENTARY INFORMATION
            Calculations of Wireless Non-GAAP Measures

            --------------------------------------------------- ---------------------
            (In millions of dollars,        Three months ended     Nine months ended
             subscribers in thousands,         September 30,         September 30,
             except ARPU figures and      --------------------- ---------------------
             operating profit margin)          2008       2007       2008       2007
            --------------------------------------------------- ---------------------
            Postpaid ARPU (monthly)
              Postpaid (voice and data)
               revenue                     $  1,457   $  1,274   $  4,122   $  3,585
              Divided by: average postpaid
               wireless voice and data
               subscribers                    6,190      5,651      6,069      5,546
              Divided by: 3 months for the
               quarter and 9 months for
               year-to-date                       3          3          9          9
                                          --------------------- ---------------------
                                           $  78.46   $  75.15   $  75.46   $  71.82

            --------------------------------------------------- ---------------------

            Prepaid ARPU (monthly)
              Prepaid (voice and data)
               revenue                     $     78   $     75   $    215   $    203
              Divided by: average prepaid
               subscribers                    1,427      1,377      1,413      1,375
              Divided by: 3 months for
               the quarter and 9 months
               for year-to-date                   3          3          9          9
                                          --------------------- ---------------------
                                           $  18.22   $  18.15   $  16.91   $  16.41

            --------------------------------------------------- ---------------------

            Cost of acquisition per gross
             addition
              Total sales and marketing
               expenses                    $    186   $    181   $    477   $    467
              Equipment margin loss
               (acquisition related)             81         40        156        106
                                          --------------------- ---------------------
                                           $    267   $    221   $    633   $    573
                                          --------------------- ---------------------
                                          --------------------- ---------------------
              Divided by: total gross
               wireless additions
               (postpaid, prepaid and
               one-way messaging)               575        564      1,438      1,477
                                          --------------------- ---------------------
                                           $    464   $    392   $    440   $    388

            --------------------------------------------------- ---------------------

            Operating expense per average
             subscriber (monthly)
              Operating, general and
               administrative expenses     $    470   $    397   $  1,357   $  1,144
              Equipment margin loss
               (retention related)              107         48        188        150
                                          --------------------- ---------------------
                                           $    577   $    445   $  1,545   $  1,294
                                          --------------------- ---------------------
                                          --------------------- ---------------------
              Divided by: average total
               wireless subscribers           7,720      7,152      7,594      7,051
              Divided by: 3 months for
               the quarter and 9 months
               for year-to-date                   3          3          9          9
                                          --------------------- ---------------------
                                           $  24.91   $  20.74   $  22.61   $  20.39

            --------------------------------------------------- ---------------------

            Equipment margin loss
              Equipment sales              $    190   $     90   $    335   $    239
              Cost of equipment sales          (378)      (178)      (679)      (495)
                                          --------------------- ---------------------
                                           $   (188)  $    (88)  $   (344)  $   (256)
                                          --------------------- ---------------------
                                          --------------------- ---------------------

              Acquisition related          $    (81)  $    (40)  $   (156)  $   (106)
              Retention related                (107)       (48)      (188)      (150)
                                          --------------------- ---------------------
                                           $   (188)  $    (88)  $   (344)  $   (256)
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            --------------------------------------------------- ---------------------

            Adjusted operating profit
             margin
              Adjusted operating profit    $    693   $    686   $  2,167   $  1,931
              Divided by network revenue      1,537      1,352      4,345      3,798
                                          --------------------- ---------------------
              Adjusted operating profit
               margin                          45.1%      50.7%      49.9%      50.8%

            --------------------------------------------------- ---------------------

            SUPPLEMENTARY INFORMATION
            Calculations of Cable Non-GAAP Measures

            --------------------------------------------------- ---------------------
            (In millions of dollars,        Three months ended     Nine months ended
             subscribers in thousands,         September 30,         September 30,
             except ARPU figures and      --------------------- ---------------------
             operating profit margin)          2008       2007       2008       2007
            --------------------------------------------------- ---------------------
            Core Cable ARPU
              Core Cable revenue           $    419   $    386   $  1,239   $  1,143
              Divided by: average basic
               cable subscribers              2,295      2,270      2,293      2,273
              Divided by: 3 months for the
               quarter and 9 months for
               year-to-date                       3          3          9          9
                                          --------------------- ---------------------
                                           $  60.85   $  56.69   $  60.03   $  55.86
            --------------------------------------------------- ---------------------

            Internet ARPU
              Internet revenue             $    176   $    153   $    513   $    448
              Divided by: average Internet
               (residential) subscribers      1,529      1,389      1,516      1,365
              Divided by: 3 months for the
               quarter and 9 months for
               year-to-date                       3          3          9          9
                                          --------------------- ---------------------
                                           $  38.37   $  36.71   $  37.59   $  36.46
            --------------------------------------------------- ---------------------

            Cable Operations adjusted
             operating profit margin:
              Adjusted operating profit    $    302   $    256   $    873   $    733
              Divided by revenue                724        657      2,137      1,923
                                          --------------------- ---------------------
            Cable Operations adjusted
             operating profit margin           41.7%      39.0%      40.9%      38.1%
            --------------------------------------------------- ---------------------

            RBS adjusted operating profit
             margin:
              Adjusted operating profit    $     12   $      7   $     45   $      4
              Divided by revenue                131        140        394        431
                                          --------------------- ---------------------
            RBS adjusted operating profit
             margin                             9.2%       5.0%      11.4%       0.9%
            --------------------------------------------------- ---------------------

            SUPPLEMENTARY INFORMATION
            Calculation of Adjusted Operating Profit, Net Income
            and Earnings Per Share

            --------------------------------------------------- ---------------------
                                            Three months ended     Nine months ended
            (In millions of dollars,           September 30,         September 30,
             number of shares outstanding --------------------- ---------------------
             in millions)                      2008       2007       2008       2007
            --------------------------------------------------- ---------------------
            Operating profit               $  1,085   $    986   $  3,176   $  2,215
            Add (deduct):
              Stock option plan amendment         -          -          -        452
              Stock-based compensation
               (recovery) expense               (62)        11       (125)        58
              Adjustment for CRTC Part II
               fees decision                      -        (18)        31        (18)
              Integration and restructuring
               expenses - Cable                   2          5         10         21
                                          --------------------- ---------------------
            Adjusted operating profit      $  1,025   $    984   $  3,092   $  2,728
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            Net income                     $    495   $    269   $  1,140   $    383
            Add (deduct):
              Stock option plan amendment         -          -          -        452
              Stock-based compensation
               (recovery) expense               (62)        11       (125)        58
              Adjustment for CRTC Part II
               fees decision                      -        (18)        31        (18)
              Integration and restructuring
               expenses - Cable                   2          5         10         21
              Loss on repayment of long-term
               debt                               -          -          -         47
              Debt issuance costs                16          -         16          -
            Income tax impact                    14          1         24       (190)
                                          --------------------- ---------------------
            Adjusted net income            $    465   $    268   $  1,096   $    753
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            Adjusted basic earnings per
             share:
              Adjusted net income          $    465   $    268   $  1,096   $    753
              Divided by: weighted average
               number of shares outstanding     637        639        639        638
                                          --------------------- ---------------------
            Adjusted basic earnings per
             share                         $   0.73   $   0.42   $   1.72   $   1.18
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            Adjusted diluted earnings per
             share:
              Adjusted net income          $    465   $    268   $  1,096   $    753
              Divided by: diluted weighted
               average number of shares
               outstanding                      637        639        639        644
                                          --------------------- ---------------------
            Adjusted diluted earnings per
             share                         $   0.73   $   0.42   $   1.72   $   1.17
            --------------------------------------------------- ---------------------

            SUPPLEMENTARY INFORMATION
            Rogers Communications Inc.

                                                    2008
            -------------------------------------------------------
            (In millions of dollars,
            except per share amounts)       Q1       Q2       Q3
            -------------------------------------------------------
            Income Statement
            Operating revenue
              Wireless                   $ 1,431  $ 1,522  $ 1,727
              Cable                          925      938      961
              Media                          307      409      386
              Corporate and eliminations     (54)     (66)     (92)
            -------------------------------------------------------
                                           2,609    2,803    2,982
            -------------------------------------------------------
            Operating profit before the
             undernoted
              Wireless                       705      769      693
              Cable                          303      304      318
              Media                            2       52       43
              Corporate and
               eliminations                  (26)     (36)     (29)
            -------------------------------------------------------
                                             984    1,089    1,025
              Stock option plan
               amendment(1)                    -        -        -
              Stock-based compensation
               recovery (expense)(1)         116      (53)      62
              Integration and
               restructuring expenses(2)      (5)      (3)      (2)
              Adjustment for CRTC Part
               II fees decision(3)             -      (37)       -
              Contract renegotiation
               fee(4)                          -        -        -
            -------------------------------------------------------
            Operating profit(5)            1,095      996    1,085
            Depreciation and
             amortization                    440      420      429
            -------------------------------------------------------
            Operating income                 655      576      656
            Interest on long-term debt      (138)    (133)    (147)
            Other income (expense)            (3)      11        -
            Income tax reduction
             (expense)                      (170)    (153)     (14)
            -------------------------------------------------------
            Net income (loss) for the
             period                      $   344  $   301  $   495
            -------------------------------------------------------
            -------------------------------------------------------
            Net income (loss) per share:
              Basic                      $  0.54  $  0.47  $  0.78
              Diluted                    $  0.54  $  0.47  $  0.78

            Additions to PP&E(5)         $   321  $   481  $   436
            -------------------------------------------------------

                                                        2007                   2006
            ---------------------------------------------------------------- --------
            (In millions of dollars,
            except per share amounts)       Q1       Q2       Q3       Q4       Q4
            ---------------------------------------------------------------- --------
            Income Statement
            Operating revenue
              Wireless                   $ 1,231  $ 1,364  $ 1,442  $ 1,466  $ 1,257
              Cable                          855      881      899      923      842
              Media                          266      348      339      364      317
              Corporate and eliminations     (54)     (66)     (69)     (66)     (46)
            ---------------------------------------------------------------- --------
                                           2,298    2,527    2,611    2,687    2,370
            ---------------------------------------------------------------- --------
            Operating profit before the
             undernoted
              Wireless                       581      664      686      658      521
              Cable                          228      243      265      265      238
              Media                           19       45       46       63       48
              Corporate and
               eliminations                  (14)     (22)     (13)     (29)     (39)
            ---------------------------------------------------------------- --------
                                             814      930      984      957      768
              Stock option plan
               amendment(1)                    -     (452)       -        -        -
              Stock-based compensation
               recovery (expense)(1)         (15)     (32)     (11)      (4)     (12)
              Integration and
               restructuring expenses(2)      (1)     (15)      (5)     (17)      (4)
              Adjustment for CRTC Part
               II fees decision(3)             -        -       18        -        -
              Contract renegotiation
               fee(4)                          -        -        -      (52)       -
            ---------------------------------------------------------------- --------
            Operating profit(5)              798      431      986      884      752
            Depreciation and
             amortization                    400      398      397      408      395
            ---------------------------------------------------------------- --------
            Operating income                 398       33      589      476      357
            Interest on long-term debt      (149)    (152)    (140)    (138)    (151)
            Other income (expense)             7      (24)     (14)       -      (17)
            Income tax reduction
             (expense)                       (86)      87     (166)     (84)     (13)
            ---------------------------------------------------------------- --------
            Net income (loss) for the
             period                      $   170  $   (56) $   269  $   254  $   176
            ---------------------------------------------------------------- --------
            ---------------------------------------------------------------- --------

            Net income (loss) per share:
              Basic                      $  0.27  $ (0.09) $  0.42  $  0.40  $  0.28
              Diluted                    $  0.26  $ (0.09) $  0.42  $  0.40  $  0.27

            Additions to PP&E(5)         $   394  $   381  $   397  $   624  $   554
            ---------------------------------------------------------------- --------

            (1) See section entitled "Stock-based Compensation".
            (2) Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of certain Rogers Retail stores.
            (3) In the third quarter of 2007, an accrual for CRTC Part II fees was reversed, resulting from a notice received from the CRTC that Part II fees due in November 2007 would not be collected. In the second quarter of 2008, Part II fees related to prior periods were accrued due to a Federal Court of Appeal decision which stated that the fees were a valid regulatory charge. See the section entitled "Government
                Regulation and Regulatory Developments" for further details.
            (4) One-time charge resulting from the renegotiation of an Internet-
                related services agreement with Yahoo!.
            (5) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".

            SUPPLEMENTARY INFORMATION
            Rogers Communications Inc. Adjusted Quarterly Summary(1)

                                                         2008
            -------------------------------------------------------
            (In millions of dollars,
            except per share amounts)       Q1       Q2       Q3
            -------------------------------------------------------
            Income Statement
            Operating revenue
              Wireless                   $ 1,431  $ 1,522  $ 1,727
              Cable                          925      938      961
              Media                          307      409      386
              Corporate and eliminations     (54)     (66)     (92)
            -------------------------------------------------------
                                           2,609    2,803    2,982
            -------------------------------------------------------
            Adjusted operating profit(2)
              Wireless                       705      769      693
              Cable                          303      304      318
              Media                            2       52       43
              Corporate and eliminations     (26)     (36)     (29)
            -------------------------------------------------------
                                             984    1,089    1,025
            Depreciation and amortization    440      420      429
            -------------------------------------------------------
            Adjusted operating income        544      669      596
            Interest on long-term debt      (138)    (133)    (147)
            Other income (expense)            (3)      11       16
            Income tax reduction
             (expense)                      (133)    (183)       -
            -------------------------------------------------------
            Adjusted net income for
             the period                  $   270  $   364  $   465
            -------------------------------------------------------
            -------------------------------------------------------
            Adjusted net income per
             share:
              Basic                      $  0.42  $  0.57  $  0.73
              Diluted                    $  0.42  $  0.57  $  0.73

            Additions to PP&E(2)         $   321  $   481  $   436
            -------------------------------------------------------

                                                         2007                  2006
            ---------------------------------------------------------------- --------
            (In millions of dollars,
            except per share amounts)       Q1       Q2       Q3       Q4       Q4
            ---------------------------------------------------------------- --------
            Income Statement
            Operating revenue
              Wireless                   $ 1,231  $ 1,364  $ 1,442  $ 1,466  $ 1,257
              Cable                          855      881      899      923      842
              Media                          266      348      339      364      317
              Corporate and eliminations     (54)     (66)     (69)     (66)     (46)
            ---------------------------------------------------------------- --------
                                           2,298    2,527    2,611    2,687    2,370
            ---------------------------------------------------------------- --------
            Adjusted operating profit(2)
              Wireless                       581      664      686      658      521
              Cable                          228      243      265      265      238
              Media                           19       45       46       63       48
              Corporate and eliminations     (14)     (22)     (13)     (29)     (39)
            ---------------------------------------------------------------- --------
                                             814      930      984      957      768
            Depreciation and amortization    400      398      397      408      395
            ---------------------------------------------------------------- --------
            Adjusted operating income        414      532      587      549      373
            Interest on long-term debt      (149)    (152)    (140)    (138)    (151)
            Other income (expense)             7       23      (14)       -      (16)
            Income tax reduction
             (expense)                       (86)    (104)    (165)    (109)     (14)
            ---------------------------------------------------------------- --------
            Adjusted net income for
             the period                  $   186  $   299  $   268  $   302  $   192
            ---------------------------------------------------------------- --------
            ---------------------------------------------------------------- --------
            Adjusted net income per
             share:
              Basic                      $  0.29  $  0.47  $  0.42  $  0.47  $  0.30
              Diluted                    $  0.29  $  0.47  $  0.41  $  0.47  $  0.30

            Additions to PP&E(2)         $   394  $   381  $   397  $   624  $   554
            ---------------------------------------------------------------- --------

            (1) This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an
                Internet-related services agreement, losses on repayment of long-term debt, debt issuance costs and the income tax impact related to the above items. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".
            (2) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Income
            (In millions of dollars, except per share amounts)

            -------------------------------------------------------------------------
                                            Three months ended     Nine months ended
                                                 September 30,         September 30,
                                               2008       2007       2008       2007
            -------------------------------------------------------------------------

            Operating revenue             $   2,982  $   2,611  $   8,394  $   7,436

            Operating expenses:
              Cost of sales                     442        248        895        716
              Sales and marketing               343        364        953        986
              Operating, general and
               administrative                 1,110      1,008      3,360      3,046
              Stock option plan amendment         -          -          -        452
              Integration and restructuring       2          5         10         21
              Depreciation and amortization     429        397      1,289      1,195
            -------------------------------------------------------------------------
            Operating income                    656        589      1,887      1,020
            Interest on long-term debt         (147)      (140)      (418)      (441)
            Debt issuance costs                 (16)         -        (16)         -
            Foreign exchange gain (loss)        (16)         1        (22)        53
            Loss on repayment of long-
             term debt                            -          -          -        (47)
            Change in fair value of
             derivative instruments              20         (5)        21        (31)
            Other income (expense), net          12        (10)        25         (6)
            -------------------------------------------------------------------------
            Income before income taxes          509        435      1,477        548
            -------------------------------------------------------------------------
            Income tax expense:
              Current                             1          1          2          1
              Future                             13        165        335        164
              -----------------------------------------------------------------------
                                                 14        166        337        165
            -------------------------------------------------------------------------
            Net income for the period     $     495  $     269  $   1,140  $     383
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Net income per share:
              Basic                       $    0.78  $    0.42  $    1.79  $    0.60
              Diluted                          0.78       0.42       1.79       0.60
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Balance Sheets
            (In millions of dollars)

            -------------------------------------------------------------------------
                                                                September   December
                                                                 30, 2008   31, 2007
            -------------------------------------------------------------------------
            Assets
            Current assets:
              Accounts receivable                               $   1,319  $   1,245
              Other current assets                                    339        304
              Future income tax assets                                438        594
              -----------------------------------------------------------------------
                                                                    2,096      2,143

            Property, plant and equipment                           7,515      7,289
            Goodwill                                                3,181      3,027
            Intangible assets                                       1,908      2,086
            Investments                                               392        485
            Deferred charges                                          104        111
            Derivative instruments                                    130          -
            Other long-term assets                                  1,214        184
            -------------------------------------------------------------------------
                                                                $  16,540  $  15,325
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Bank advances, arising from outstanding cheques   $      37  $      61
              Accounts payable and accrued liabilities              2,020      2,260
              Current portion of long-term debt                         1          1
              Current portion of derivative instruments               121        195
              Unearned revenue                                        226        225
              -----------------------------------------------------------------------
                                                                    2,405      2,742

            Long-term debt                                          7,509      6,032
            Derivative instruments                                  1,037      1,609
            Other long-term liabilities                               181        214
            Future income tax liabilities                             232        104
            -------------------------------------------------------------------------
                                                                   11,364     10,701

            Shareholders' equity                                    5,176      4,624

            -------------------------------------------------------------------------
                                                                $  16,540  $  15,325
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Shareholders' Equity
            (In millions of dollars)

            Nine months ended September 30, 2008

            -------------------------------------------------------------------------

                                              Class A Voting      Class B Non-Voting
                                                  shares                shares
                                          --------------------- ---------------------
                                                        Number                Number
                                             Amount  of shares     Amount  of shares
            -------------------------------------------------------------------------
                                                         (000s)                (000s)
            Balances,
             January 1, 2008              $      72    112,462  $     471    527,005
            Net income for the period             -          -          -          -
            Shares issued on exercise
             of stock options                     -          -         12        275
            Dividends declared                    -          -          -          -
            Repurchase of Class B
             Non-Voting shares                    -          -         (4)    (4,077)
            Other comprehensive income            -          -          -          -

            -------------------------------------------------------------------------
            Balances, September 30, 2008  $      72    112,462  $     479    523,203
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                              Accumulated
                                                                    other
                                                                   compre-     Total
                                                                  hensive      share-
                                        Contributed   Retained     income    holders'
                                            surplus   earnings      (loss)    equity
            -------------------------------------------------------------------------

            Balances,
             January 1, 2008              $   3,689  $     342  $      50  $   4,624
            Net income for the period             -      1,140          -      1,140
            Shares issued on exercise
             of stock options                     -          -          -         12
            Dividends declared                    -       (478)         -       (478)
            Repurchase of Class B
             Non-Voting shares                 (129)        (4)         -       (137)
            Other comprehensive income            -          -         15         15

            -------------------------------------------------------------------------
            Balances, September 30, 2008  $   3,560  $   1,000  $      65  $   5,176
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Nine months ended September 30, 2007

            -------------------------------------------------------------------------

                                              Class A Voting      Class B Non-Voting
                                                  shares                shares
                                          --------------------- ---------------------
                                                        Number                Number
                                             Amount  of shares     Amount  of shares
            -------------------------------------------------------------------------
                                                         (000s)                (000s)

            Balances, January 1,
             2007                         $      72    112,468  $     425    523,232
            Net income for the period             -          -          -          -
            Class A Voting shares
             converted to Class B
             Non-Voting shares                    -         (6)         -          6
            Stock option plan amendment           -          -          -          -
            Shares issued on exercise
             of stock options                     -          -         37      3,555
            Stock-based compensation              -          -          -          -
            Dividends declared                    -          -          -          -
            Other comprehensive income            -          -          -          -

            -------------------------------------------------------------------------
            Balances, September 30,
             2007                         $      72    112,462  $     462    526,793
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                              Accumulated
                                                                    other
                                                                   compre-     Total
                                                      Retained    hensive      share-
                                        Contributed   earnings     income    holders'
                                            surplus   (deficit)     (loss)    equity
            -------------------------------------------------------------------------

            Balances, January 1,
             2007                         $   3,736  $     (30) $    (214) $   3,989
            Net income for the period             -        383          -        383
            Class A Voting shares
             converted to Class B
             Non-Voting shares                    -          -          -          -
            Stock option plan amendment         (50)         -          -        (50)
            Shares issued on exercise
             of stock options                    (9)         -          -         28
            Stock-based compensation             12          -          -         12
            Dividends declared                    -       (185)         -       (185)
            Other comprehensive income            -          -        169        169

            -------------------------------------------------------------------------
            Balances, September 30,
             2007                         $   3,689  $     168  $     (45) $   4,346
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Comprehensive Income
            (In millions of dollars)

            -------------------------------------------------------------------------
                                            Three months ended     Nine months ended
                                                 September 30,         September 30,
                                               2008       2007       2008       2007
            -------------------------------------------------------------------------

            Net income for the period     $     495  $     269  $   1,140  $     383

            Other comprehensive income
             (loss):
              Change in fair value of
               available-for-sale
               investments:
                Increase (decrease) in
                 fair value                      19        (20)       (86)       108
              Change in fair value of cash
               flow hedging derivative
               instruments:
                Decrease (increase) in
                 fair value of
                 liability                      300       (297)       292       (656)
                Reclassification to net
                 income of foreign
                 exchange gain (loss)          (222)       281       (350)       708
                Reclassification to net
                 income of accrued
                 interest                        30         33        100         81
                ---------------------------------------------------------------------
                                                127         (3)       (44)       241
              Related income taxes               33        (22)        59        (72)
              -----------------------------------------------------------------------
                                                160        (25)        15        169

            -------------------------------------------------------------------------
            Total comprehensive income    $     655  $     244  $   1,155  $     552
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Cash Flows
            (In millions of dollars)

            -------------------------------------------------------------------------
                                            Three months ended     Nine months ended
                                                 September 30,         September 30,
                                               2008       2007       2008       2007
            -------------------------------------------------------------------------
            Cash provided by (used in):

            Operating activities:
              Net income for the period   $     495  $     269  $   1,140  $     383
              Adjustments to reconcile
               net income for the period
               to cash flows from
               operating activities:
                Depreciation and
                 amortization                   429        397      1,289      1,195
                Program rights and Rogers
                 Retail rental amortization      31         17        103         57
                Future income taxes              13        165        335        164
                Unrealized foreign exchange
                 loss (gain)                     12          -         12        (46)
                Change in fair value of
                 derivative instruments         (20)         5        (21)        31
                Loss on repayment of long-
                 term debt                        -          -          -         47
                Stock option plan amendment       -          -          -        452
                Stock-based compensation
                 expense (recovery)             (62)        11       (125)        58
                Amortization of fair value
                 increment on long-term debt     (1)        (1)        (4)        (5)
                Other                             -         12        (11)         8
              -----------------------------------------------------------------------
                                                897        875      2,718      2,344
              Change in non-cash operating
               working capital items             (7)       107       (251)      (358)
              -----------------------------------------------------------------------
                                                890        982      2,467      1,986
            -------------------------------------------------------------------------

            Financing activities:
              Issuance of long-term debt      3,019      1,340      3,799      4,786
              Repayment of long-term debt    (1,700)    (1,846)    (2,680)    (5,138)
              Premium on repayment of long-
               term debt                          -          -          -        (59)
              Financing costs incurred            -          -          -         (4)
              Payment on re-couponing of
               cross-currency interest rate
               exchange agreements             (375)         -       (375)         -
              Payment on settlement of
               cross-currency interest rate
               exchange agreements and
               forward contracts                  -          -          -       (873)
              Proceeds on settlement of
               cross-currency interest rate
               exchange agreements and
               forward contracts                  -          -          -        838
              Repurchase of Class B Non-
               Voting shares                    (97)         -       (137)         -
              Issuance of capital stock on
               exercise of stock options          -          1          2         26
              Dividends paid on Class A
               Voting and Class B Non-Voting
               shares                          (160)       (80)      (400)      (131)
              -----------------------------------------------------------------------
                                                687       (585)       209       (555)
            -------------------------------------------------------------------------

            Investing activities:
              Additions to property, plant
               and equipment ("PP&E")          (436)      (397)    (1,238)    (1,172)
              Change in non-cash working
               capital items related to PP&E    (53)       (25)      (107)      (139)
              Acquisition of spectrum
               licences                      (1,008)         -     (1,008)         -
              Acquisitions, net of cash and
               cash equivalents acquired        (44)         -       (191)      (129)
              Additions to program rights       (17)       (18)       (95)       (41)
              Other                             (11)        (4)       (13)        (9)
              -----------------------------------------------------------------------
                                             (1,569)      (444)    (2,652)    (1,490)
            -------------------------------------------------------------------------

            Increase (decrease) in cash and
             cash equivalents                     8        (47)        24        (59)
            Cash deficiency, beginning of
             period                             (45)       (31)       (61)       (19)

            -------------------------------------------------------------------------
            Cash deficiency, end of
             period                       $     (37) $     (78) $     (37) $     (78)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Supplemental cash flow
             information:
              Income taxes paid           $       1  $       1  $       1  $       1
              Interest paid                      97        107        370        428

            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            The change in non-cash
             operating  working capital
             items is as follows:
              Decrease (increase) in
               accounts receivable        $    (134) $       2  $     (74) $     (71)
              Decrease (increase) in
               other assets                      45         28        (71)       (88)
              Increase (decrease) in
               accounts payable and
               accrued liabilities              103         93       (105)      (183)
              Decrease in unearned revenue      (21)       (16)        (1)       (16)

            -------------------------------------------------------------------------
                                          $      (7) $     107  $    (251) $    (358)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Cash and cash equivalents (deficiency) is defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.
            The preceding MD&A and financial statements should be read in conjunction with the third quarter 2008 Notes to the Unaudited Interim Consolidated
Financial Statements that can be found at www.rogers.com and on SEDAR at
www.sedar.com or on EDGAR at www.sec.gov.

            Caution Regarding Forward-Looking Statements, Risks and Assumptions

            This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
            Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.
            We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans.
We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
            Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties"
and "Government Regulation and Regulatory Developments", and also the sections entitled "Risks and Uncertainties Affecting our Businesses" and "Government
Regulation and Regulatory Developments" in our 2007 Annual MD&A.

            Additional Information

            Additional information relating to our company and business, including our 2007 Annual MD&A and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

            About the Company

            We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless,
Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
(TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).
            For further information about the Rogers group of companies, please visit
www.rogers.com.

            Quarterly Investment Community Conference Call

            As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:30 a.m. ET today,
October 28, 2008. A rebroadcast of this call will be available on the Webcast
Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

            %CIK: 0000733099

            /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contact: Jan Innes, (416) 935-3525,
jan.innes(at)rci.rogers.com/
            (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Media Inc.

CNW 06:55e 28-OCT-08